SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Only the BCE Inc. Management's Discussion and Analysis dated August 2, 2005 and the BCE Inc. 2005 Second Quarter unaudited interim consolidated financial statements for the period ended June 30, 2005, included on pages 6 to 34 and 35 to 43, respectively, of the BCE Inc. 2005 Second Quarter Shareholder Report filed with this Form 6-K are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

The Quarter at a Glance
The Quarter at a Glance This section reviews the key measures we use to assess our performance and how our results in Q2 2005 compare to our results in Q2 2004.

In the second quarter, we achieved strong gains in our wireless, video and high-speed Internet subscriber bases, which help lay an important foundation for the future profitable growth of these businesses. In addition, our Business segment continued to make steady progress on its overall Information and Communications Technology (ICT), or value-added services (VAS), strategy by leading the company in the shift towards new growth services. In Q2, growth revenues accounted for 44% of total revenues at Bell Canada, which is in line with our target of 45% by the end of 2005.
     Revenue growth reached 4.2% at BCE and 2.1% at Bell Canada in Q2. Despite higher revenues and cost savings from our Galileo Program (Galileo), operating income declined by 0.5% at BCE and by 3.5% at Bell Canada as a result of the upfront cost of acquiring more subscribers, as well as higher amortization expense and net benefit plans cost. EBITDA(1) grew by 2.5% at BCE and by 1.0% at Bell Canada this quarter, as higher revenues and cost savings from Galileo more than offset increased subscriber acquisition costs.
     In our Consumer segment, revenue grew as a result of continued strength in our growth businesses, but was partly offset by accelerated declines in legacy service revenues. This improvement reflected the success of our strategy to significantly enhance subscriber acquisition and stimulate average revenue per user (ARPU) for wireless and video.
     In our Business segment, our Internet Protocol (IP) based connectivity and VAS strategies within the small and medium-sized business (SMB) and Enterprise markets continued to gain strength. This positive trend contributed to solid revenue growth during the quarter, despite increased competitive pressures and lower demand for our legacy wireline business services.
      In the Aliant segment, strong growth in wireless and Internet services revenue offset declines in other areas of the business that were affected by the impacts of competition, technology substitution and regulatory restrictions.
      Within the other Bell Canada segment, revenue growth was driven by the acquisition of the wholesale operations of 360networks, despite ongoing market challenges.
      Within the other BCE segment, Bell Globemedia continued to demonstrate very good financial performance. This was driven by higher advertising revenue, reflecting strong television ratings as CTV Television held 18 of the top 20 regularly scheduled programs from September 2004 to July 2005. Telesat also had a good quarter, reflecting very strong revenue growth from its network for Interactive Distance Learning services and growth in Ka-band revenues on its Anik F2 satellite.

Customer Connections
	Q2 2005	30-JUN-05
CONNECTIONS	NET	CONNEC-
(IN THOUSANDS)	ACTIVATIONS	TIONS

Wireless	146	5,108
High-Speed Internet	92	2,028
Video	63	1,595
NAS	(145)	12,700

  Wireless – Our wireless business regained its momentum this quarter with 146,000 net activations, increasing our customer base by 11.1% compared with last year and surpassing the 5 million customer mark. Approximately 80% of our net activations this quarter were on postpaid rate plans. Churn was unchanged from Q1 2005 at 1.6%, but increased from 1.3% in Q2 2004.

  High-Speed Internet – Our high-speed Internet business added 92,000 customers this quarter, fuelled in part by the growth of our 128 Kbps Basic Lite product introduced in Ontario during Q1. With these additions, total subscribers grew by 24.2% over the last twelve months, pushing our customer base to over 2 million.

(1)	EBITDA, free cash flow and net earnings excluding the impact of restructuring and other items and net gains on investments do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Second Quarter MD&A dated August 2, 2005.

2    Bell Canada Enterprises  2005 Quarterly Report

  Video – Our video business had its best Q2 ever with 63,000 net activations, an increase of 163% compared with Q2 2004. Our video subscriber base grew by 11.8% over the last twelve months. Churn improved, year-over-year, to 0.9%.

  Network Access Services (NAS) – NAS declined by 145,000 during the quarter, reflecting the seasonal impact of student and residential moves in Québec and Ontario, competitive losses and lower demand for second lines. End-of-period NAS in service declined by 1.8%, since the end of Q2 2004, representing a higher rate of decline compared with previous quarters. This increase in year-over-year NAS reductions reflects an increasingly competitive environment as a major cable operator expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets.

Operating Revenues

Our revenues increased by 4.2% year-over-year to reach $4,980 million in the quarter. This growth reflected improved revenue performance across most of our segments. At Bell Canada, revenues were driven primarily by the Consumer segment due to growth in wireless, video and Internet access services, as well as from continuing solid results within the Business segment attributable to focused execution of our Virtual Chief Information Officer (VCIO), VAS and IP strategies and the contribution from recent acquisitions, all of which have positively impacted data revenue growth. This was offset partially by lower Aliant segment revenues due mainly to lower directory revenues. Overall revenue performance was further enhanced by double-digit growth at Telesat and CGI, and high single-digit growth at Bell Globemedia.

Operating Income and EBITDA(1)

We achieved operating income of $1,100 million, down 0.5% or $5 million, compared with the same period last year. Despite higher revenues and cost savings from Galileo, the year-over-year decline was the result of an increase in the cost of acquiring a substantially higher number of subscribers in wireless and video, some margin pressure from the continuing transformation of our product mix towards growth services, and by higher net benefit plans cost and amortization expense. Similarly, Bell Canada’s operating income in the quarter declined by $36 million, or 3.5%, to $981 million from $1,017 million in Q2 2004.
      Our EBITDA for the quarter was $2,001 million, an increase of $48 million or 2.5% compared with last year, reflecting increases in all segments. Bell Canada’s EBITDA this quarter was $1,839 million, or 1.0% higher than last year.
      EBITDA margin in the second quarter was 40.2% at BCE and 43.2% at Bell Canada, down 0.7 and 0.4 percentage points, respectively, compared with Q2 2004. The year-over-year declines reflected higher acquisition costs as a result of significantly better subscriber growth, continued erosion of high-margin legacy business, and lower local and access and data revenues within our wholesale operations. This was partly offset by margin improvement at Aliant, and by strong revenue growth at Bell Globemedia, CGI and Telesat.

(1)	EBITDA, free cash flow and net earnings excluding the impact of restructuring and other items and net gains on investments do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Second Quarter MD&A dated August 2, 2005.

3    Bell Canada Enterprises  2005 Quarterly Report

The Quarter at a Glance

Net Earnings / Earnings Per Share

Net earnings applicable to common shares for Q2 2005 were $563 million, or $0.61 per common share, up 1.6% from net earnings of $554 million, or $0.60 per common share, for the same period last year. Included in second-quarter earnings this year were $25 million of net gains on investments and restructuring and other items, composed primarily of a dilution gain relating to our interest in Terre Star, a mobile satellite services company. This compared with net gains of $47 million in Q2 2004. Excluding the impact of these items, net earnings of $538 million, or $0.58 per common share, were up $31 million, or $0.03 per share, representing an increase of 5.5% per share over last year(1). This improvement can be largely attributed to higher EBITDA and net income tax savings resulting from a loss monetization program based on an agreement entered into by Bell Canada and Bell Canada International Inc. in August 2004, offset partly by a significant increase in net benefit plans cost and higher amortization expense.

Capital Expenditures

Capital expenditures were $914 million this quarter, or 10.7% higher than the same period last year. As a percentage of revenues, capital expenditures increased this quarter to 18.4% from 17.3% last year, reflecting an acceleration in our spending program. This year-over-year increase related to an expansion of our fiber-to-the-node (FTTN) footprint to deliver higher-speed broadband access, information technology (IT) efficiency projects to deliver cost savings, as well as a return to more normal spending levels at Aliant after its labour disruption in 2004.

Cash from operating activities and free cash flow(1)

Cash from operating activities in the second quarter was $1,450 million, representing a 29% or $326 million improvement over Q2 2004. This increase was mainly due to:

  an improvement in cash earnings as a result of higher EBITDA and lower interest costs; and

  an improvement in accounts receivable collections compared with the second quarter of 2004 that was negatively impacted by the implementation of a new wireless billing platform.

(1)	EBITDA, free cash flow and net earnings excluding the impact of restructuring and other items and net gains on investments do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Second Quarter MD&A dated August 2, 2005.

4    Bell Canada Enterprises  2005 Quarterly Report

On a year-to-date basis, cash from operating activities was relatively flat at $2,389 million, compared with $2,384 million for the first six months of 2004. This resulted mainly from an improvement in cash earnings and accounts receivable collections, offset substantially by a number of impacts, which more than offset our growth in EBITDA and lower interest payments. These impacts were:

  an increase in income taxes paid, primarily related to the final instalment for 2004;

  higher pension and other benefit plan payments, stemming primarily from a voluntary contribution by Aliant; and

  restructuring payments related to employee departure programs announced last year at Bell Canada and Aliant.

Our free cash flow this quarter was $138 million, up from free cash flow of $64 million in the second quarter of last year. The increase was attributable to higher cash from operating activities, offset partially by a number of anticipated items, including:

  Telesat insurance proceeds that were received in Q2 2004, which did not recur this year;

  an increase in capital expenditures related to our investment in next-generation service platforms; and

  higher dividends paid as a result of a $0.12 annual increase in the dividend per common share.

In the first six months of 2005, free cash flow was negative $24 million down from free cash flow of $320 million in the same period last year.

5    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2005 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2004 dated March 2, 2005 (BCE 2004 MD&A).

You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2004 (BCE 2004 AIF), the BCE 2004 MD&A and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 About Forward-Looking Statements
 A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

 Non-GAAP Financial Measures
 This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

 EBITDA
 We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2005 and 2004.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2004 MD&A dated March 2, 2005 remain unchanged.
      This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this MD&A describe our expectations at August 2, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks That Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

6    Bell Canada Enterprises  2005 Quarterly Report

The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.
			YTD	YTD
BCE	Q2 2005	Q2 2004	2005	2004

EBITDA	2,001	1,953	3,939	3,797
Amortization expense	(792)	(769)	(1,565)	(1,536)
Net benefit plans cost	(104)	(65)	(207)	(128)
Restructuring and other items	(5)	(14)	(1)	(17)

Operating income	1,100	1,105	2,166	2,116

			YTD	YTD
BELL CANADA	Q2 2005	Q2 2004	2005	2004

EBITDA	1,839	1,821	3,654	3,576
Amortization expense	(746)	(733)	(1,478)	(1,465)
Net benefit plans cost	(107)	(58)	(213)	(118)
Restructuring and other items	(5)	(13)	–	(16)

Operating income	981	1,017	1,963	1,977

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

Operating income	1,100	1,105	2,166	2,116
Restructuring and other items	5	14	1	17

Operating income before restructuring and other items	1,105	1,119	2,167	2,133

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
      We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per common share.

	Q2 2005		Q2 2004		YTD 2005		YTD 2004
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	563	0.61	554	0.60	1,037	1.12	1,024	1.11
Restructuring and other items	3	–	(16)	(0.02)	1	–	(15)	(0.02)
Net gains on investments	(28)	(0.03)	(31)	(0.03)	(28)	(0.03)	(38)	(0.04)

Net earnings before restructuring and other items and net gains on investments	538	0.58	507	0.55	1,010	1.09	971	1.05

7    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis
Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.	Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

Cash from operating activities	1,450	1,124	2,389	2,384
Capital expenditures	(914)	(826)	(1,651)	(1,507)
Total dividends paid	(387)	(350)	(736)	(692)
Other investing activities	(11)	116	(26)	135

Free cash flow	138	64	(24)	320

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2004 MD&A.

Strategic Priorities

Our strategy is to deliver unrivalled integrated communication services to customers and to take a leadership position in setting the standard in Internet Protocol (IP). During the quarter, we made significant progress on each of our three key strategic priorities.

1) Delivering an enhanced customer experience while significantly lowering costs (our Galileo program)

In our Consumer segment:

  We gained 127,000 subscriptions to the Bell Bundle (a combination of wireless, Internet and video services in one offer) this quarter. During the quarter, almost half of bundle activations included the sale of at least one new service. At the end of the quarter, we had 681,000 subscribers with bundles.

  The $5 long distance bundle introduced in June 2004 added 87,000 customers this quarter, bringing total sales since launch to 406,000. On July 3, 2005, we stopped offering the $5 long distance bundle option as part of our refocused consumer market strategy to grow the number of multi-product households by using more targeted offers.

  At the end of the quarter, we had almost one million customers enjoying the benefits of a single bill for their wireline, Internet, and video services.

  We continued to expand the benefits of bundling to include superior customer care through our ‘Privileges Program’, a service with extended hours providing technical and administrative support to high value customers. At the end of the quarter, we had 650,000 members in the program.

  We completed the prototype for our new Bell.ca website, which we expect to be launched in the fourth quarter. We also fortified our current website by improving login times and the search engine.

8    Bell Canada Enterprises  2005 Quarterly Report

  We launched a ‘Grab ‘n Go’ offer in our Bell World stores, enabling customers to pick up everything they need to install their high-speed Internet service in a single box. Previously, the high-speed modem required for the service was shipped separately to customers after the sale. This launch has now made it simpler for customers to get high-speed Internet service and simplified the selling task for our in-store customer representatives.

  We implemented improvements to our on-line Net Assistant service for Sympatico Internet customers to provide additional functionality, including a “Customer Chat” capability, for billing related issues. These improvements also give customers greater control over their service with better automation capabilities and “quick-fix” solutions.

In our Business segment:

  We continued making progress on moving our core traffic to a pervasive national IP multi-protocol label-switching (IP-MPLS) network. At the end of Q2, 73% of the migratable traffic on our core network was IP-based, which is in line with our objective to reach 75% by the end of 2005.

  As part of our strategy shift to IP, we continued the process of discontinuing legacy data services. In Q2, this list was expanded by 11 services, bringing the year-to-date number to 22.

  We officially launched ‘Service Promise’ to provide customers with a consistent level of service in the delivery of connectivity services.

Overall, our various Galileo initiatives led to cost reductions this quarter of $122 million, bringing total savings for the first six months of 2005 to approximately $242 million, which keeps us on track to achieve our target run-rate savings of $500-$600 million for 2005. These savings have come primarily from:

  the employee departures that took place in Q4 2004;

  reduced procurement costs resulting in COA savings; and

  improvements in cost of goods sold stemming from optimization of our network and product simplification.

2) Deliver abundant bandwidth to enable next-generation services

We continued our fiber-to-the-node (FTTN) rollout by deploying another 593 neighbourhood nodes, raising the total number of nodes served to 1,355. Our objective is to deploy 2,000 nodes by the end of 2005.
      We made steady progress in the deployment of very-high bit-rate digital subscriber line (VDSL) to large multiple-dwelling units (MDUs). By the end of the quarter, we had signed access agreements with 537 buildings and had provisioned VDSL in 345 buildings.

3) Create next-generation services to drive future growth

Our Consumer segment:

  At the end of Q2, we had 55,000 subscribers on our ‘10-4’ push-to-talk service, which included a significant number of retail consumers.

  Introduced Solo Mobile, our new wireless youth brand, offering custom-built services and unique features such as a nationwide pay-per-use push-to-talk (PTT) service and the choice of postpaid or prepaid options. We are the first Canadian wireless operator to actively market PTT to the consumer youth segment.

  Launched ‘True Tones’, a monthly service that enables customers to download a recording artist’s actual song as their ringtone.

  Launched ‘Seek & Find’, a wireless location-based system that enables subscribers to simultaneously locate multiple individuals away from their homes or offices.

  Commercially introduced a dual tuner high definition personal video recorder (HD PVR), which allows Bell ExpressVu customers to instantly pause live television, as well as record, replay, stop, fast forward and fast rewind HD and standard definition programming on up to two TVs in the home through a single receiver.

9    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Our small and medium-sized businesses (SMB) unit:

  Launched GoTrax, a new low-cost remote wireless tracking system for SMB customers. GoTrax is a handset-based technology that allows assets to be tracked in places where traditional Global Positioning System (GPS) signals do not work.

  Introduced a new integrated and Bell-hosted audio and web conferencing solution for SMB customers based on the bilingual version of Microsoft® Office Live Meeting 2005 that allows for control of the audio conference call directly from the desktop.

  Completed the acquisition of CSB Systems (CSB), an established enterprise resource planning systems integrator in Western Canada, which helps expand our range of value-added services (VAS) in the area of integrated IT solutions.

Our Enterprise unit:

  Has sold 185,000 IP-enabled lines on customer premises equipment (CPE) to date, representing a more than two-fold increase over the past twelve months.

  Launched Global Voice over Internet Protocol solution for Canadian multinationals, a managed IP service delivered by BT Infonet that can provide unlimited, international intra-company voice services at a flat rate by virtue of interconnecting geographically dispersed customer locations over a virtual private IP network.

  Continued to enhance its capabilities through the acquisitions of CDG, Inc. (CDG), a Canadian provider of anti-virus and anti-spam solutions, which should provide a strong presence in the West, and PopWare Inc., a systems integrator providing inventory and asset management solutions, which expands our wireless solutions portfolio.

Government of Alberta Agreement

In June 2005, Bell Canada and the Government of Alberta (GOA) entered into a new agreement whereby completion of the construction of a next-generation network (SuperNet) and service acceptance by the GOA is scheduled for September 2005. Under the terms of the agreement, Bell Canada assumes ownership of the Extended Area Network (EAN) and provides rights of use to the GOA under indefeasible right-of-use agreements. The SuperNet, which will provide high-speed Internet and broadband capabilities, is comprised of a Base Area Network (BAN), covering 27 of Alberta’s largest communities, and the EAN, reaching over 400 communities in rural Alberta. In conjunction with this agreement, Bell Canada also entered into a new revenue sharing agreement with the GOA and Axia NetMedia Corporation, the access manager for SuperNet. The new agreements replace the initial contracts entered into in 2001.

Labour agreements

On July 18, 2005, Bell Canada reached a new four-year agreement with approximately 10,000 clerical and associated employees represented by the Canadian Telecommunications Employees’ Association (CTEA).
      On July 21, 2005, we were informed that Entourage Technology Solutions Inc.’s (Entourage) 1,400 technicians in Ontario represented by the Communications, Energy and Paperworkers’ Union of Canada (CEP) voted in favour of a new four-year collective agreement, ending a labour disruption that began in March. Entourage technicians in Québec already had accepted a new four-year collective agreement in April.
      With these agreements and the major agreements signed by Bell Canada and Aliant with their respective technicians in 2004, Bell Canada now has the labour stability and a more competitive cost structure needed to deliver quality services and value to customers in the years ahead.

10    Bell Canada Enterprises  2005 Quarterly Report

Quarterly Financial Information

The table below shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2005			2004			2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,980	4,859	4,986	4,778	4,779	4,638	4,815	4,624
EBITDA	2,001	1,938	1,831	1,936	1,953	1,844	1,847	1,895
Amortization expense	(792)	(773)	(803)	(769)	(769)	(767)	(775)	(801)
Net benefit plans cost	(104)	(103)	(67)	(61)	(65)	(63)	(46)	(44)
Restructuring and other items	(5)	4	(126)	(1,081)	(14)	(3)	(13)	(1)

Operating income	1,100	1,066	835	25	1,105	1,011	1,013	1,049
Earnings from continuing operations	581	492	367	102	544	485	486	453
Discontinued operations	–	(1)	(2)	(2)	27	3	(86)	11
Extraordinary gain	–	–	69	–	–	–	–	–
Net earnings	581	491	434	100	571	488	400	464
Net earnings applicable to common shares	563	474	417	82	554	470	386	446

Included in net earnings:
Net gains on investments
Continuing operations	28	1	64	325	–	–	84	–
Discontinued operations	–	(1)	(2)	(2)	31	7	(94)	8
Restructuring and other items	(3)	2	(62)	(725)	16	(1)	(9)	6

Net earnings per common share
Continuing operations – basic	0.61	0.51	0.38	0.09	0.57	0.51	0.50	0.48
Continuing operations – diluted	0.61	0.51	0.38	0.09	0.57	0.51	0.50	0.47
Net earnings – basic	0.61	0.51	0.45	0.09	0.60	0.51	0.41	0.49
Net earnings – diluted	0.61	0.51	0.45	0.09	0.60	0.51	0.41	0.48
Average number of common shares outstanding (millions)	926.6	926.2	925.3	924.6	924.3	924.1	923.4	921.5

11    Bell Canada Enterprises  2005 Quarterly Report

	Management’s Discussion and Analysis
Financial Results Analysis
This section provides detailed information and analysis about our performance in Q2 2005 and YTD 2005 compared with Q2 2004 and YTD 2004. It focuses on our consolidated operating results and provides financial information for each of our operating segments.	Financial Results Analysis Consolidated Analysis
		Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

	Operating revenues	4,980	4,779	4.2%		9,839	9,417	4.5%
	Operating expenses	(2,979)	(2,826)	(5.4%	)	(5,900)	(5,620)	(5.0%	)

	EBITDA	2,001	1,953	2.5%		3,939	3,797	3.7%
	Amortization expense	(792)	(769)	(3.0%	)	(1,565)	(1,536)	(1.9%	)
	Net benefit plans cost	(104)	(65)	(60.0%	)	(207)	(128)	(61.7%	)
	Restructuring and other items	(5)	(14)	64.3%		(1)	(17)	94.1%

	Operating income	1,100	1,105	(0.5%	)	2,166	2,116	2.4%
	Other income	24	24	0.0%		31	60	(48.3%	)
	Interest expense	(247)	(253)	2.4%		(494)	(505)	2.2%

	Pre-tax earnings from continuing operations	877	876	0.1%		1,703	1,671	1.9%
	Income taxes	(223)	(293)	23.9%		(494)	(555)	11.0%
	Non-controlling interest	(73)	(39)	(87.2%	)	(136)	(87)	(56.3%	)

	Earnings from continuing operations	581	544	6.8%		1,073	1,029	4.3%
	Discontinued operations	–	27	(100.0%	)	(1)	30	(103.3%	)

	Net earnings	581	571	1.8%		1,072	1,059	1.2%
	Dividends on preferred shares	(18)	(17)	(5.9%	)	(35)	(35)	0.0%

	Net earnings applicable to common shares	563	554	1.6%		1,037	1,024	1.3%

	EPS	0.61	0.60	1.7%		1.12	1.11	0.9%

Operating revenues

Our revenues increased by 4.2% in the second quarter to $4,980 million and by 4.5% to $9,839 million on a year-to-date basis. The growth delivered this quarter reflected improved revenue performance across all of our segments except Aliant. At Bell Canada this was driven primarily by higher Consumer revenues attributable to stronger growth in wireless, video and Internet access services, as well as from continuing solid results within the Business segment, due to focused execution of our Virtual Chief Information Officer (VCIO), VAS and IP strategies and recent acquisitions, which has increased data revenues. Although our second quarter revenue growth was tempered slightly by Aliant’s performance, due to lower directory revenues, on a year-to-date basis Aliant contributed positively to our overall revenue growth. The Other BCE segment also contributed significantly to higher revenues, with double-digit growth at Telesat Canada (Telesat) and CGI Group Inc. (CGI) and high single-digit growth at Bell Globemedia Inc. (Bell Globemedia).

Operating income

12    Bell Canada Enterprises  2005 Quarterly Report

We achieved operating income of $1,100 million, down 0.5% or $5 million compared with the same period last year. Despite higher revenues and cost savings from our Galileo program and prudent expense management at Aliant, the year-over-year decline was driven mainly by increased acquisition costs brought about by substantially stronger subscriber growth in wireless, video and high-speed Internet services, as well as by higher net benefit plans cost and amortization expense. For the first half of 2005, however, operating income increased 2.4% to $2,166 million, compared with the same six months last year. Stronger revenue growth, particularly at Bell Globemedia, Telesat and CGI, more than offset higher subscriber acquisition costs, higher wireless bad debt expense in Q1 stemming from billing delays associated with our billing system conversion last year, and increases in net benefit plans cost and amortization expense.
      At Bell Canada, due mainly to the upfront costs associated with acquiring subscribers, operating income declined 3.5% to $981 million in the second quarter and 0.7% to $1,963 year-to-date, despite solid revenue growth and further Galileo-related cost savings. The various cost-reduction and process improvement initiatives generated $122 million in savings this quarter, bringing total Galileo-related cost savings for the first six months of 2005 to $242 million. These savings resulted mainly from:

  the employee departures that took place in Q4 2004;
  reduced procurement costs resulting in COA savings; and
  improvements in cost of goods sold from optimization of our network and product simplification.
EBITDA

Our EBITDA for the second quarter and first half of 2005 was $2,001 million and $3,939 million, respectively, corresponding to increases of 2.5% and 3.7%, compared with the same periods last year, reflecting increases in all segments. Similarly, Bell Canada EBITDA increased by 1.0% versus Q2 2004 to reach $1,839 million in the quarter, while on a year-to-date basis EBITDA was up 2.2% to $3,654 million, reflecting revenue improvements in wireless and video, offset by lower local and access and data revenues within our wholesale operations.
      Wireless EBITDA increased year-over-year by 5.0%, due to double-digit revenue growth, despite the higher cost of acquisition associated with 41% more gross subscriber additions during the second quarter of this year. As a result of this incremental cost impact, EBITDA margin for the quarter was 2.5 percentage points below the same period last year.
      On a year-to-date basis, wireless EBITDA increased by 9.3%, which reflected wireless revenue growth of 10%. This was offset by the costs of acquiring a larger number of customers this quarter and higher bad debt expense in Q1, which resulted in a slight 0.4 percentage-point decline in EBITDA margin.
      Video EBITDA was positive and increased both on a quarterly and year-to-date basis, despite a strong increase in activations, reflecting continued focus on cost containment and solid revenue growth driven by the combination of a higher average number of subscribers and higher ARPU.
      Wireless cost of acquisition (COA) improved by 2.9% to $401 per gross activation in the second quarter of 2005 and by 10.4% to $389 in the first half of 2005 from $413 and $434 per gross activation for the same respective periods in 2004. Despite an increase in hardware subsidies incurred to acquire higher quality customers, the year-over-year improvements in COA were driven primarily by a greater number of gross activations, reduced promotions and advertising costs, and a slightly higher proportion of prepaid activations.
      The COA for video services in the second quarter and first six months of 2005 decreased by 18.9% and 24%, respectively, to $462 and $466 per gross activation from $570 and $610 per gross activation in the same periods last year. The significant improvements can be attributed primarily to lower set-top box (STB) pricing, reflecting the negotiation of a favourable supply contract, our STB rental program and the increased purchasing power of a stronger Canadian dollar, partially offset by a higher number of customers taking additional STBs.

13    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Amortization expense

Amortization expense of $792 million in Q2 2005 and $1,565 million on a year-to-date basis in 2005 represent increases of 3.0% and 1.9%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from capital spending that continues to be higher than asset retirements.

Net benefit plans cost

The net benefit plans cost of $104 million in Q2 2005 and $207 million on a year-to-date basis in 2005 represent increases of 60% and 62%, respectively, compared to the same periods last year. The increases resulted mainly from:

  a reduction in the discount rate from 6.5% to 6.2%, which resulted in an increase in the accrued benefit obligation of our pension plans a reduction in plan assets due to the amortization of investment losses experienced in 2001 and 2002 fully amortizing in 2004 the savings relating to the transitional asset that arose upon the adoption of new accounting rules in 1987 an increase in the pension obligation from the early retirement program in 2004.

Restructuring and other items

We recorded restructuring and other items of $5 million in Q2 2005 and $1 million on a year-to-date basis in 2005, which consisted of charges of $5 million in Q2 2005 and $26 million on a year-to-date basis in 2005. These charges were mainly for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program. This was partly offset by a $25 million credit in Q1 2005 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.
      We recorded restructuring and other items of $14 million in Q2 2004 and $17 million on a year-to-date basis in 2004, which consisted mainly of:

  a $110 million provision recorded in Q2 2004 for cost overruns on a contract with the Government of Alberta (GOA)

partly offset by:

  income of $75 million recorded in Q2 2004 relating to an agreement reached between BCE Inc. and Manitoba Telecom Services Inc. (MTS) to settle lawsuits a $23 million credit in Q2 2004 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.

Net earnings / Earnings per Share (EPS)

Net earnings applicable to common shares for Q2 2005 were $563 million, or $0.61 per common share, 1.6% higher than net earnings of $554 million, or $0.60 per common share, for the same period last year. Included in the second quarter earnings this year were $25 million of net gains on investments and restructuring and other items, composed primarily of a dilution gain relating to our interest in TerreStar Networks Inc., a mobile satellite services company, compared with $47 million in Q2 2004. Excluding the impact of these items, net earnings of $538 million, or $0.58 per common share, were up $31 million, or $0.03 per share, representing an increase of 5.5% over last year.
      On a year-to-date basis, net earnings applicable to common shares were $1,037 million, or $1.12 per common share, 1.3% higher than net earnings of $1,024 million, or $1.11 per common share, for the same period last year. Included in year-to-date earnings this year were $27 million of net gains on investments and restructuring and other items, compared with $53 million for the same period last year. Excluding the impact of these items, net earnings of $1,010 million, or $1.09 per common share, were up $39 million, or $0.04 per share, representing an increase of 3.8% over last year.
      Both the quarterly and year-to-date improvements can be attributed directly to higher EBITDA, lower interest expense, as well as the net income tax savings from the loss monetization program between Bell Canada and Bell Canada International Inc. (BCI), which were partly offset by higher net benefit plans cost and amortization expense.

14    Bell Canada Enterprises  2005 Quarterly Report

Segmented Analysis
	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues
Consumer	1,890	1,858	1.7%		3,746	3,683	1.7%
Business	1,499	1,441	4.0%		2,977	2,876	3.5%
Aliant	518	526	(1.5%	)	1,042	1,030	1.2%
Other Bell Canada	485	468	3.6%		964	942	2.3%
Inter-segment eliminations	(134)	(121)	(10.7%	)	(262)	(253)	(3.6%	)

Total Bell Canada	4,258	4,172	2.1%		8,467	8,278	2.3%
Other BCE	835	722	15.7%		1,583	1,373	15.3%
Inter-segment eliminations	(113)	(115)	1.7%		(211)	(234)	9.8%

Total operating revenues	4,980	4,779	4.2%		9,839	9,417	4.5%

Operating income
Consumer	552	560	(1.4%	)	1,078	1,086	(0.7%	)
Business	221	227	(2.6%	)	461	468	(1.5%	)
Aliant	99	92	7.6%		186	174	6.9%
Other Bell Canada	109	138	(21.0%	)	238	249	(4.4%)

Total Bell Canada	981	1,017	(3.5%	)	1,963	1,977	(0.7%	)
Other BCE	119	88	35.2%		203	139	46.0%

Total operating income	1,100	1,105	(0.5%	)	2,166	2,116	2.4%

Consumer revenues

Consumer revenues grew by 1.7% both this quarter and year-to-date to $1,890 million and $3,746 million, respectively, reflecting continued strength in our growth businesses driven by substantial increases in our wireless, video and high-speed Internet subscriber bases. Growth in these product lines more than offset declines in long distance and local and access revenues.

Wireless

Consumer wireless revenues increased year-over-year both this quarter and year-to-date, mainly as a result of a higher average number of customers compared with last year. Consumer wireless revenue growth regained momentum this quarter fuelled by subscriber growth and new rate plans. In addition, the billing and retention credits issued in Q1 to compensate customers for billing errors and delays that occurred following implementation of the new billing platform have now returned to normal levels.
      (For further information about our wireless subscriber base, please see Wireless within our Product Line Analysis.)

15    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Video

Our video revenues grew by 11.8% this quarter to $236 million from $211 million last year, as a result of a higher average number of subscribers and slightly higher average revenue per user (ARPU). Similarly, on a year-to-date basis, our video revenues grew by 9.3% to $457 million.
      We had our strongest Q2 ever with the addition of 63,000 net new video customers, a 163% increase compared with the 24,000 net activations achieved in Q2 of 2004. These additions contributed to an 11.8% year-over-year increase in our video customer base to 1,595,000. The strong improvement in net activations this quarter and year-to-date was driven by the positive impact of our STB rental program and VDSL growth.
      In order to combat DTH signal piracy, a major issue facing the Canadian broadcasting industry, we began the deployment of a new conditional access system in 2004. All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing old smart cards for all remaining customers. This process was completed in July.
      Our ARPU this quarter increased to $50 per month from $49 per month in Q2 2004 as a result of a price increase implemented in March 2005, offset partly by lower pay-per-view revenues due to the NHL lockout and bundle discounts. On a year-to-date basis, ARPU remained flat at $49 per month as the March price increase and a shift in the product mix towards higher priced programming packages was offset by lower pay-per-view revenues and bundle discounts.
      Our video churn rate improved by 0.1 percentage point to 0.9% this quarter and 0.8% year-to-date compared with last year, reflecting the continued success of our bundled services market strategy and the requirement that, as of August 1, 2004, all new video customers have contracts.

Data

Consumer data revenues grew this quarter and year-to-date driven by growth of 24% in our High-Speed Internet subscriber base and an increase in revenues from our Sympatico.MSN.ca web portal and Bell Sympatico value-added services (VAS).
      Consumer high-speed Internet net additions were stronger this quarter and year-to-date compared with last year. This was driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts, and improved retention strategies. The introduction of lower priced high-speed services, such as Basic Lite, that are geared towards the very price sensitive segments of the market has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service.
      Our Sympatico.MSN.ca portal revenues have increased by 131% over the second quarter of 2004. The portal currently averages 15.8 million unique visitors per month, or 84% of online Canadians.
      VAS such as MSN Premium, Desktop Anti-Virus and Desktop Firewall added 99,000 subscriptions this quarter and 241,000 subscriptions year-to-date to reach a total of 865,000 subscriptions, approximately double the number of a year ago.

16    Bell Canada Enterprises  2005 Quarterly Report

Wireline

Local and access revenues declined this quarter and year-to-date compared with the same periods last year due mainly to NAS declines (leading to both lower NAS revenues and related SmartTouch feature revenues), partly offset by higher revenues from wireline maintenance plans. NAS decreased both this quarter and year-to-date as a result of losses to competitive local exchange carriers (CLECs), cable telephony offerings, VoIP providers, continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, and customers substituting wireline with wireless telephone service. The rate of year-over-year NAS losses increased this quarter as a competitor expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets.
      Long distance revenues were lower both this quarter and year-to-date compared with the same periods last year mainly reflecting lower average revenue per minute (ARPM). ARPM declines reflect competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle, and fewer higher priced overseas minutes. Overall minute volumes this quarter were slightly higher than last year as usage gains stemming from our bundle were largely offset by losses to non-traditional long distance providers. Year-to-date, minute volumes declined as bundle-related minute growth was more than offset by losses to non-traditional voice providers.
      On July 3, 2005, we stopped offering the $5 Long Distance Bundle.

Consumer operating income

The Consumer segment achieved operating income of $552 million this quarter and $1,078 million year-to-date, representing decreases of 1.4% and 0.7%, respectively, compared with the same periods last year. Solid revenue growth and savings from cost-reduction initiatives, which contributed significantly to EBITDA performance in 2005, were more than offset by higher acquisition costs from wireless and video subscriber growth and year-over-year increases in net benefit plans cost and amortization expense. Wireless bad debt expense, which negatively impacted results in Q1, returned to normal levels in Q2.

Business revenues

Business segment revenues for the three and six months ended June 30, 2005 were $1,499 million and $2,977 million, respectively, representing increases of 4.0% and 3.5% compared with the same periods one year earlier. Increases in data and wireless revenues were partially offset by declines in local and access, long distance and terminal sales and other revenues.

Enterprise

Revenues from enterprise customers increased this quarter and on a year-to-date basis, as increases in data and wireless more than offset declines in local and access, long distance and terminal sales and other revenues.
      Data delivered strong year-over-year improvement, even when excluding the impact of acquisitions, due to continued growth in our IP-based connectivity and VAS revenues. VAS revenues grew by 47% in the second quarter, compared with the same quarter last year, mostly as a result of acquisitions and customer outsourcing.

17    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

     The trend towards IP continued throughout the quarter with 17 new customers implementing IP Virtual Private Networks (IPVPN), including the Jean Coutu Group, the City of Toronto, PepsiCo Canada, and Gowling Lafleur Henderson LLP. This brought the total number of customers implementing IPVPN networks as of the end of Q2 2005 to 111.
      During the quarter, we continued to broaden our VAS solutions portfolio through acquisitions of CDG, a Canadian provider of anti-virus and anti-spam solutions, which should provide a strong presence in the West, and PopWare, a provider of inventory and assessment management solutions, which helps to expand our wireless solutions portfolio.

SMB

Revenues from SMB customers increased this quarter and on a year-to-date basis as increases in data, wireless and terminal sales and other revenues more than compensated for the decreases in long distance and local and access revenues. Data revenue growth was fuelled by acceleration in DSL high-speed Internet access service connections and continued strong VAS sales stemming from the successful execution of our VCIO strategy, despite a highly competitive market environment. Subscriptions to VAS increased by an additional 12,000 subscribers, bringing the total number at the end of the quarter to 106,000. The recent business acquisitions of Nexxlink Technologies Inc. (Nexxlink) and CSB, combined with improved rates of growth from Accutel Conferencing Systems Inc. (Accutel) and Charon Systems Inc. (Charon) acquired in 2004, contributed significantly to this quarter’s growth in data, terminal sales and other revenue. Long distance revenues decreased, due mainly to a combination of volume and competitive pricing pressures, and our weakening pay-phone business resulting from wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining payphone business and lower wireline access installation fees due to the Entourage labour dispute, which was settled in July.

Bell West

Bell West continued to grow its Enterprise and SMB customer bases, resulting in a larger volume of customer premise equipment (CPE) sales, which translated directly into higher terminal sales and other revenue for both the second quarter and first half of 2005. Local and access and long distance revenues also increased this quarter and year-to-date due to expansion of the customer base. However, data revenues decreased, reflecting lower construction revenue in 2005 compared with last year from a contract to build a next-generation network for the GOA.

Group Telecom

In November 2004, we acquired the Canadian operations of 360networks Corporation, including GT Group Telecom Inc., (collectively 360networks) as well as certain U.S. network assets. This acquisition increased our customer base and gave us an extensive fibre network across major cities in Western Canada. The Business segment now reflects the retail portion of this acquisition, operating in Western Canada as the Group Telecom unit within Bell  Canada.

Business operating income

Business segment operating income for the second quarter and first half of 2005 decreased by 2.6% and 1.5%, respectively, to $221 million and $461 million, as a result of higher net benefits plans cost and amortization expense, which more than offset EBITDA improvements stemming from solid revenue growth and the impact of cost savings initiatives.

18    Bell Canada Enterprises  2005 Quarterly Report

     In the Enterprise unit, operating income increased this quarter and year-to-date, reflecting revenue growth and cost-saving initiatives, which were partially offset by the higher amortization expense and net benefit plans cost.
      Our SMB unit had lower operating income in both the second quarter and first half of the year, compared with the same period in 2004, as it incurred higher amortization expense and net benefit plans cost.
      Bell West also recorded lower operating income in the second quarter and on a year-to-date basis, due primarily to lower data revenues and higher amortization expense.

Aliant revenues

Aliant segment revenues of $518 million for the second quarter decreased by 1.5% compared with the same period last year. Continued strong growth in wireless and Internet services partially offset declines in other areas due to regulatory restrictions, the impacts of competition, and lower directory advertising revenues. However, on a year-to-date basis, revenues were $1,042 million, or 1.2% higher than the same period last year, due to stronger product sales in Q1.
      Aliant’s wireless revenue grew in the second quarter and year-to-date, compared with the same periods last year. The growth was driven by a year-over-year increase of 9.7% in Aliant’s wireless customer base. This included a 24% increase in digital customers, reflecting a strong market position that is supported by a comprehensive dealer network and innovative solutions, attractive pricing offers and extensive service area coverage. In addition, ARPU was up in the quarter, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
      Data revenues for the second quarter and first half of 2005 declined as higher Internet revenues were more than offset by other data revenue declines from the continued rationalization of circuit networks by customers and competitive pricing pressures. The Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network Services (CDN decision) also had a negative impact on data revenues. The growth in Internet revenues was attributable to year-over-year subscriber growth of 7.0%, reflecting a 31% growth in Aliant’s high-speed Internet customer base. The higher subscriber base reflects the expansion of high-speed Internet service into new areas, attractive introductory offers and an emphasis on bundling with other products and services. The impact of Aliant’s aggressive introductory offers that began late last year and ended in the first quarter and its value-package options reduced ARPU.
      Intense competition in the long distance market, substitution of long distance calling with Internet and wireless options by customers, and the use of contact centre management tools to reduce minute usage resulted in long distance revenue declines in the second quarter and in the first six months of 2005, compared with the same periods last year.
      Local and access revenues in the second quarter and year-to-date decreased over the same periods last year. This reflected a 1.6% decline in the NAS customer base, resulting from competitive losses and technology substitution. Enhanced service feature revenue also declined as more customers received bundling discounts. The CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access revenue with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. In addition, the negative impact from the CDN decision totalled $2.3 million in the second quarter and $4.7 million on a year-to-date basis.
      Terminal sales and other revenues decreased for the second quarter due to lower directory advertising revenue. On a year-to-date basis there was an increase as declines in directory advertising revenue were more than offset by higher product sales.

19    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Aliant operating income

Aliant’s operating income was $99 million in the second quarter and $186 million year-to-date, reflecting an increase of $7 million, or 7.6%, and $12 million, or 6.9%, respectively, compared with the same periods last year. The full impact of growth and recovery from the 2004 labour disruption was partially offset by the impact of the CDN decision and an increase in pension and other post-employment benefits costs. Operating expense increases required to drive revenue growth are being contained by sound expense management, including the cost savings from Aliant’s 2004 voluntary early retirement incentive program.

Other Bell Canada revenues

Other Bell Canada segment revenues of $485 million for Q2 2005 and $964 million for the first two quarters of this year, reflected increases of $17 million, or 3.6%, and $22 million, or 2.3%, respectively, compared with the same periods last year. These improvements were due mainly to higher revenues at our wholesale unit, resulting from the acquisition of the wholesale portion of 360networks in the fourth quarter of last year and a favourable ruling by the CRTC with respect to subsidies for serving high cost areas at Télébec Limited Partnership (Télébec) in Q1. This was partly offset by lower revenues of $15.9 million in Q2 and $25.8 million year-to-date that resulted from the CDN decision, and continued pressure on data revenues due to competitive pricing and customers migrating services to their own network facilities. The increase in the second quarter also reflected the favourable impact on revenues from the early termination of a cross-border facilities contract.

Other Bell Canada operating income

Operating income for the Other Bell Canada segment was $109 million this quarter, down 21% from Q2 2004, while on a year-to-date basis operating income was down 4.4% to $238 million when compared with the same period last year. The declines resulted mainly from incremental salaries and higher cost of goods sold associated with the wholesale operations of 360networks that was acquired in Q4 2004, the impact of the CDN decision, and a slight increase in operating expenses at Télébec and NorthernTel Limited Partnership (NorthernTel). These impacts were partially offset by various cost saving initiatives and improvement in bad debt expense. In addition, the year-to-date decrease was positively impacted in Q1 2005 by a $25 million credit for the reversal of restructuring provisions that were no longer necessary since the actual payments were lower than expected, which offset a $24 million charge for relocating employees and closing real estate facilities following our employee departure program.

Other BCE Revenues

The Other BCE segment revenues grew by 15.7% this quarter to $835 million and by 15.3% to 1,583 million on a year-to-date basis, compared with the same periods in 2004. In each case, the increase reflected higher revenues at Bell Globemedia, Telesat and CGI.

	Q2 2005	Q2 2004	% CHANGE	YTD 2005	YTD 2004	% CHANGE

Bell Globemedia	399	371	7.5%	755	713	5.9%
Telesat	137	85	61.2%	245	169	45.0%
CGI	275	248	10.9%	548	462	18.6%
Other	24	18	33.3%	35	29	20.7%

Other BCE revenues	835	722	15.7%	1,583	1,373	15.3%

20    Bell Canada Enterprises  2005 Quarterly Report

     Bell Globemedia’s revenues for the quarter were $399 million, up 7.5% from Q2 of last year. On a year-to-date basis, Bell Globemedia’s revenues grew 5.9% to $755 million. Television advertising revenues grew by 10.4% this quarter and by 8.2% on a year-to-date basis, reflecting the strength of CTV’s schedule, which included 18 of the top 20 regularly scheduled programs from September 2004 to early July 2005. CTV’s telecast of the Live8 concert was one of the biggest television events in CTV history, reaching 10.5 million viewers, or approximately one in three Canadians. Strong growth in advertising revenues in conventional and specialty television helped to offset the loss of advertising from hockey broadcasts on our sports specialty channels TSN and RDS.
      Bell Globemedia’s subscriber revenues grew by 5.4% this quarter and by 4.7% on a year-to-date basis, reflecting specialty channel growth and online subscription growth at The Globe and Mail.
      Telesat’s revenues increased by 61% to $137 million this quarter and by 45% to $245 million on a year-to-date basis primarily as a result of higher revenues from its network for Interactive Distance Learning services, its acquisition of The SpaceConnection Inc. (SpaceConnection), and Ka-band revenues from Anik F2. SpaceConnection was acquired in January 2005 and is a provider of programming-related satellite transmission services to major U.S. television networks and cable programmers.
      Anik F2 began commercial service in October 2004 and was the world’s first satellite to commercialize the Ka frequency band, enabling two-way high-speed Internet access services to consumers and businesses in Canada and the U.S.
      On May 25, 2005, Telesat announced the launch of its new two-way high-speed Internet access service using the Ka band of Anik F2. This new service is available to consumers through multiple distributors across Canada, including Barrett Xplore Inc. (Barrett), a wireless broadband service provider, Télébec, NorthernTel and Infosat Communications Inc.
      Our share of CGI revenues increased this quarter by 10.9% to $275 million and by 18.6% on a year-to-date basis to $548 million, reflecting CGI’s acquisition of American Management Systems Inc. (AMS) in May 2004.

Other BCE operating income

Operating income for the Other BCE segment grew by 35% this quarter to $119 million and by 46% to $203 million on a year-to-date basis, reflecting growth in operating income at Bell Globemedia and Telesat. This was partly offset by operating income declines at CGI.
      Bell Globemedia’s operating income grew by 28% this quarter and by 40% on a year-to-date basis, reflecting revenue gains and cost savings. Telesat’s operating income grew by 27% this quarter and by 23% on a year-to-date basis, reflecting strong revenue growth partly offset by SpaceConnection’s operating expenses, network equipment costs for Interactive Distance Learning services and higher amortization expense related to Anik F2 and Space-Connection. CGI’s operating income declined by 20% this quarter, reflecting higher operating costs and amortization expense associated with the acquisition. On a year-to-date basis, however, CGI’s operating income remained unchanged.

21    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis Product Line Analysis
	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Local and access	1,368	1,401	(2.4%	)	2,736	2,780	(1.6%	)
Long distance	518	572	(9.4%	)	1,056	1,178	(10.4%	)
Wireless	771	698	10.5%		1,484	1,349	10.0%
Data	966	870	11.0%		1,917	1,762	8.8%
Video	236	211	11.8%		457	418	9.3%
Terminal sales and other	399	420	(5.0%	)	817	791	3.3%

Total Bell Canada	4,258	4,172	2.1%		8,467	8,278	2.3%

Local and access

Local and access revenues of $1,368 million for the quarter and $2,736 million year-to-date, decreased by 2.4% and 1.6%, respectively, compared with the same periods in 2004 mainly as a result of lower network access services (NAS) and lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
      NAS in service declined by 238,000, or 1.8% since the second quarter of 2004, as a result of losses to CLECs, cable operators offering local telephone service, and VoIP providers, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines and wireline to wireless substitution. This year-over-year decrease reflected a higher level of NAS losses than previously experienced, as a major cable operator expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets.

Long distance

Long distance revenues were $518 million for the quarter and $1,056 million for the first six months of 2005, reflecting year-over-year decreases of 9.4% and 10.4%, respectively, compared with the same periods in 2004. Lower long distance revenues affected all our Bell Canada related segments, particularly our Consumer and Business segments.
      Overall minute volumes increased slightly both this quarter and year-to-date to 4,667 million and 9,255 million conversation minutes, or by 3.8% and 2.0%, respectively, compared with the same periods in 2004. However, ARPM decreased by $0.017 to $0.101 in the second quarter of 2005 and by $0.015 to $0.104 in the first half of the year, reflecting competitive pressures and the continued steady take-up rate of our $5 Long Distance Bundle, which was terminated subsequent to the end of the second quarter on July 3, 2005.

22    Bell Canada Enterprises  2005 Quarterly Report

Wireless

Wireless service revenues grew 10.5% this quarter and 10.0% year-to-date to $771 million and $1,484 million, respectively, compared with the same periods last year. In each case, the year-over-year improvement was driven by subscriber growth of 11.1%. Blended ARPU remained stable on both a quarterly and year-to-date basis at $50 and $48 per month, respectively.
      Our total cellular and PCS subscriber base surpassed the 5 million customer milestone this quarter, reaching 5,108,000 customers as at June 30, 2005. We had 146,000 net additions this quarter, representing a 54% increase in net additions over the same period last year. This was comprised of a 50% improvement in postpaid net additions to 117,000 and 71% higher prepaid net additions of 29,000. The significantly higher number of postpaid net additions was driven by the success of our new rate plans and our new ‘10-4’ service, as well as our increased presence in western Canada. The improvement in prepaid activations resulted from the contribution of subscribers from Virgin Mobile

	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

ARPU ($/month)	50	50	–		48	48	–
Postpaid	61	62	(1.6%	)	59	60	(1.7%	)
Prepaid	16	11	45.5%		13	11	18.2%
Cellular & PCS Gross
Activations (k)	380	269	41.2%		657	530	24.0%
Postpaid	280	205	36.6%		473	409	15.6%
Prepaid	100	63	58.7%		184	121	52.1%
Churn (average per month)	1.6%	1.3%	(0.3	) pts	1.6%	1.3%	(0.3	) pts
Postpaid	1.4%	1.1%	(0.3	) pts	1.5%	1.1%	(0.4	) pts
Prepaid	2.1%	1.9%	(0.2	) pts	2.0%	1.8%	(0.2	) pts
Cellular & PCS Net
Activations (k) (1)	146	95	53.7%		183	187	(2.1%	)
Postpaid (1)	117	78	50.0%		112	147	(23.8%	)
Prepaid (1)	29	17	70.6%		71	40	77.5%
Cellular & PCS
Subscribers (k)	5,108	4,599	11.1%		5,108	4,599	11.1%
Postpaid	3,836	3,500	9.6%		3,836	3,500	9.6%
Prepaid	1,272	1,099	15.7%		1,272	1,099	15.7%

(1)	We added 82,000 new customers in Q1 2005 (40,000 postpaid customers and 42,000 prepaid customers) and cancelled 45,000 non-paying postpaid customer accounts.

23    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

and the effects of a new tiered prepaid pricing structure introduced last February designed to stimulate usage by charging customers $0.30 per minute for the first two minutes with the remainder of the call at $0.05 per minute. During the quarter, 80% of net additions were on postpaid rate plans. On a year-to-date basis, our 183,000 net additions were 2.1% lower than the same period last year as the strong growth experienced in Q2 was more than offset by the cancellation of 45,000 non-paying customer accounts in Q1 related to our billing system migration and our limited number of postpaid promotions in the early part of the year. On a year-to-date basis, 61% of net additions were on postpaid rate plans.
      Our postpaid churn rate this quarter improved to 1.4% from 1.6% in the previous quarter, but increased 0.3 percentage points when compared with Q2 2004. The year-over-year increase in postpaid churn reflected a stricter policy with respect to the application of customer credits and discounts and to the granting of hardware upgrades, as well as some residual impacts of our billing system migration. Prepaid churn for the quarter increased slightly to 2.1% compared with 1.9% for the same period last year, due primarily to customer reaction regarding a change in practice relating to unused prepaid minutes carried foward for existing customers. Overall, our blended churn rate increased to 1.6% this year from 1.3% last year for both the quarter and on a year-to-date basis.
      Our blended ARPU remained stable both this quarter, at $50 per month, and on a year-to-date basis, at $48 per month, compared with the same periods last year. In each case, slightly lower postpaid ARPU was offset by higher prepaid ARPU. Postpaid ARPU, which increased on a sequential basis by $4, declined by $1 to $61 per month in the second quarter and to $59 per month in the first half of 2005, compared with the same periods last year. The year-over-year decreases were primarily the result of a customer shift to lower-priced plans, which more than offset growth in wireless data and other feature revenues. The year-to-date impact also reflects the application of customer billing and retention credits in Q1 that returned to normal levels in Q2. On July 1, 2005, we implemented price increases for several services, including 911, 411 and outbound text messaging, that should improve postpaid ARPU going forward. Prepaid ARPU increased to $16 per month this quarter and to $13 per month on a year-to-date basis, reflecting higher usage and the recognition of a portion of deferred revenues related to unused prepaid minutes that will expire.

Data

Our data revenues increased by 11.0% this quarter and by 8.8% on a year-to-date basis to $966 million and $1,917 million, respectively, compared with the same periods last year. In each case, the improvement was a result of growth in high-speed Internet, VAS, and IP-based services, which more than offset declines from lower construction revenues from the GOA contract, legacy data revenues, price competition and lower revenues stemming from the CDN decision totalling $16.3 million in Q2 and $27.7 million year-to-date. Our growth in VAS was due partly to the business acquisitions completed over the last twelve months. This quarter’s results also reflected the one-time benefit of the early termination of a cross-border facilities contract.
      The number of high-speed Internet subscribers increased by 92,000 this quarter and by 220,000 on a year-to-date basis, surpassing the two-million customer mark at the end of the second quarter with a total subscriber count of 2,028,000. Stronger high-speed Internet

24    Bell Canada Enterprises  2005 Quarterly Report

net additions both this quarter and year-to-date were driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts, and improved retention strategies. The introduction of lower-priced, high-speed services that are geared towards the price sensitive segments of the market (such as our Basic Lite service) has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet services. Our high-speed Internet access footprint in Ontario and Québec reached 84% of homes and business lines passed at the end of the second quarter, compared with 81% at the same time last year.
      Total dial-up customers decreased to 666,000 at the end of the quarter from 807,000 at the end of Q2 2004, as dial-up customers migrated to higher-speed Internet services.

Video

See discussion under Consumer Segment.

Terminal sales and other

Terminal sales and other revenues decreased by 5.0% this quarter to $399 million, reflecting lower equipment sales to Enterprise customers and the impact of consumer promotions on wireless handset revenues.
      On a year-to-date basis, terminal sales and other revenues were $817 million, or 3.3% higher than the same period last year. This increase reflected growth in Aliant equipment sales, offset partially by lower equipment sales to Enterprise customers and lower consumer wireless handset revenues this quarter.

Other Items

Other income

Other income amounted to $24 million in both Q2 2005 and Q2 2004. In Q2 2005, the increase in net gains on investments and lower foreign exchange losses were offset by a $20 million charge relating to the tax loss monetization program between Bell Canada and BCI (see Related Party Transactions) and lower income from cost and equity investments. Other income of $31 million in the first six months of 2005 was $29 million lower than the same period in 2004. The $20 million charge relating to the loss monetization program between Bell Canada and BCI and lower income from cost and equity investments were partly offset by the increase in net gains on investments.
      The increases in net gains on investments in 2005 related mainly to a dilution gain on our interest in a mobile satellite services company. The lower income from cost and equity investments stemmed mainly from the sale of our 15.96% interest in MTS in 2004.

Interest expense

Interest expense of $247 million in Q2 2005 and $494 million on a year-to-date basis in 2005 represents declines of 2.4% and 2.2%, respectively, compared to the same periods last year. This was a result of lower average debt levels, mainly from the net debt repayments made in the last twelve months, and from lower average interest rates from the refinancing of debt at lower rates.

Income taxes

Income taxes of $223 million in Q2 2005 and $494 million on a year-to-date basis in 2005 declined 24% and 11.0%, respectively, compared to the same periods last year. The declines were primarily from $60 million of savings resulting from the loss monetization program between Bell Canada and BCI (see Related Party Transactions).

Non-controlling interest

Non-controlling interest of $73 million in Q2 2005 and $136 million on a year-to-date basis in 2005 represent increases of 87% and 56%, respectively, compared to the same periods last year. The increases were a result of:

  purchasing MTS’ 40% interest in Bell West in August 2004. Before August 2004, Bell West’s net losses, which included the $110 million provision on the contract with the Government of Alberta recorded in Q2 2004, resulted in a reduction of non-controlling interest.

  higher net earnings at Aliant and Bell Globemedia.

25    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis
Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.	Discontinued operations

Discontinued operations of $27 million in Q2 2004 and $30 million on a year-to-date basis in 2004 consist mainly of a $26 million net gain on the sale of our 64% interest in Emergis Inc. (Emergis).

Financial and Capital Management

Capital Structure

	Q2 2005	Q4 2004

Debt due within one year	1,497	1,276
Long-term debt	12,480	11,809
Less: Cash and cash equivalents	(380)	(380)

Total net debt	13,597	12,705
Non-controlling interest	2,905	2,908
Total shareholders’ equity	14,478	14,024

Total capitalization	30,980	29,637

Net debt to capitalization	43.9%	42.9%

Outstanding share data (in millions)
Common shares	926.7	925.9
Stock options	27.8	28.5

Our net debt to capitalization ratio was 43.9% at the end of Q2 2005, compared to 42.9% at the end of 2004. This resulted from higher net debt, partly offset by an increase in total shareholders’ equity.
      Net debt increased by $892 million to $13,597 million in the first six months of 2005. The increase is attributed to $450 million of obligations under capital leases relating to the renewal of a number of lease financing arrangements and $259 million in cash invested in business acquisitions and other investments.
      Total shareholders’ equity increased $454 million to $14,478 million in the first six months of 2005. This represents the net earnings remaining after the dividends we declared on common and preferred shares in the first six months of 2005.

Cash Flows The table below is a summary of the flow of cash into and out of BCE.
			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

Cash from operating activities	1,450	1,124	2,389	2,384
Capital expenditures	(914)	(826)	(1,651)	(1,507)
Other investing activities	(11)	116	(26)	135
Cash dividends paid on common shares	(305)	(277)	(583)	(554)
Cash dividends paid on preferred shares	(22)	(21)	(43)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(60)	(52)	(110)	(95)

Free cash flow	138	64	(24)	320

Business acquisitions	(35)	(247)	(118)	(306)
Business dispositions	–	–	–	16
Increase in cost and equity investments	(13)	(8)	(141)	(8)
Decrease in cost and equity investments	5	–	7	6
Net issuance of equity instruments	4	4	13	8
Net issuance (repayment) of debt instruments	(200)	(713)	346	(302)
Financing activities of subsidiaries with third parties	(21)	(12)	(38)	(47)
Other financing activities	(25)	32	(55)	(16)
Cash provided by (used in) discontinued operations	1	(54)	10	184

Net decrease in cash and cash equivalents	(146)	(934)	–	(145)

26    Bell Canada Enterprises  2005 Quarterly Report

Free cash flow

Our free cash flow this quarter was $138 million, up from free cash flow of $64 million in the second quarter of last year mainly due to:

  an improvement in cash earnings coming from higher EBITDA and lower interest costs an improvement in accounts receivable collections, partly due to Q2 2004 being impacted negatively by the implementation of a new wireless billing platform.

These were partly offset by a number of anticipated items, which included:

  Telesat insurance proceeds that were received in Q2 2004

  an increase in capital expenditures

  an increase in dividends paid.

Free cash flow was negative $24 million in the first six months of 2005, down from free cash flow of $320 million in the same period in 2004. Year-to-date free cash flow was impacted further by:

  an increase in income taxes paid, primarily related to the final installment for 2004;

  higher pension and other benefit plan payments, stemming primarily from a voluntary contribution by Aliant;

  restructuring payments related to employee departure programs announced last year at Bell Canada and Aliant.

Cash from operating activities

Cash from operating activities increased 29% or $326 million to $1,450 million in Q2 2005, compared to Q2 2004. This was mainly a result of:

  an improvement in cash earnings stemming from higher EBITDA and lower interest costs an improvement in accounts receivable collections, partly due to Q2 2004 being impacted negatively by the implementation of a new wireless billing platform.

On a year-to-date basis, cash from operating activities was flat at $2,389 million in the first six months of 2005 compared to $2,384 million for the same period last year. This was mainly a result of improvements in cash earnings and accounts receivable collections as explained above, which were substantially offset by:

  approximately $200 million in income taxes paid in Q1 2005 related to the final installments for the 2004 fiscal year an increase of $71 million in pension and other benefit plan payments, due to Aliant’s voluntary contribution of $60 million in Q1 2005 an increase of $102 million in payments relating to the employee departure programs at Bell Canada and Aliant.

Capital expenditures

Capital expenditures were $914 million in Q2 2005, or 18.4% of revenues. This was 10.7% higher than the capital expenditures of $826 million, or 17.3% of revenues, in Q2 2004. On a year-to-date basis, capital expenditures were $1,651 million in the first six months of 2005, or 16.8% of revenues. This was 9.6% higher than the capital expenditures of $1,507 million, or 16.0% of revenues, in the same period last year. The increases reflect the strategic investments in the Consumer segment, which include the FTTN rollout, VDSL deployment, IPTV platform, the acquisition of spectrum licences, and a return to more normal spending levels at Aliant after its labour disruption in 2004.

Other investing activities

Cash from other investing activities decreased by $127 million in Q2 2005, compared to Q2 2004, and by $161 million in the first six months of 2005, compared to the same period last year. In 2004, cash from other investing activities included insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite, amounting to $136 million in Q2 2004 and $179 million in the first six months of 2004.

27    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Cash dividends paid on common shares

We paid a dividend of $0.33 per common share in Q2 2005, which is $0.03 more than the dividend we paid in Q2 2004. On a year-to-date basis, we paid $0.63 per common share in the first six months of 2005, compared to $0.60 per common share in the same period in 2004.
      In December 2004, the board of directors of BCE Inc. approved an increase of 10% or $0.12 per common share in the annual dividend on BCE Inc.’s common shares. As a result, starting with the quarterly dividend paid on April 15, 2005, we expect to pay quarterly dividends on BCE Inc.’s common shares of approximately $306 million, based on the revised dividend policy. This assumes that there are no significant changes in the number of outstanding common shares. These quarterly dividends equal $0.33 per common share, based on approximately 927 million common shares outstanding at June 30, 2005.

Business acquisitions

We invested $35 million in business acquisitions in Q2 2005 and $118 million in the first six months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink for $74 million and a number of other businesses.
      We invested $247 million in business acquisitions in Q2 2004 and $306 million in the first six months of 2004. This consisted of:

  our 28.9% proportionate share of the cash paid for CGI’s acquisition of American Management Systems Incorporated (AMS) for $168 million

  Bell Canada’s purchase of:

    a 100% interest in Infostream Technologies Inc.

    100% of the assets required to carry on the business of Charon Systems Inc.

    a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.)

    Bell Canada’s purchase of a 75.8% interest in Elix Inc.

Increase in cost and equity investments

In Q1 2005, Bell Canada invested US$100 million for an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services. Bell Canada is now Clearwire’s exclusive strategic partner in the U.S. and preferred provider beyond North America of VoIP and other value-added IP services and applications.

Debt instruments

We repaid $200 million of debt, net of issues, in Q2 2005. The repayments included $600 million in debentures at Bell Canada and a $35 million reduction in Bell Globemedia’s borrowings under its credit facilities. The issuances consisted mainly of $150 million in medium-term notes at Aliant and increased borrowings in notes payable and bank advances of $341 million, mainly at Bell Canada.
      On a year-to-date basis in 2005, net issues of $346 million included Bell Canada’s issuance of $700 million in debentures and a net increase of $186 million in notes payable and bank advances.
      We repaid $713 million of debt, net of issues, in Q2 2004. The repayments included $500 million in debentures and $114 million in bank debt at Bell Canada. We also decreased our borrowings in notes payable and bank advances by $69 million, mainly at Bell Canada.
      On a year-to-date basis in 2004, we repaid $302 million of debt, net of issues. Additional issuances were mainly at Bell Canada, which issued $450 million in debentures, and Bell  Globemedia, which issued $300 million of senior notes and drew $490 million under its credit facilities. Additional repayments were at BCE Inc., which repaid $351 million in retractable preferred shares, Bell Globemedia, which repaid $380 million under its credit facilities, and Bell Canada, which repaid $126 million in debentures.

28    Bell Canada Enterprises  2005 Quarterly Report

Cash relating to discontinued operations

Cash provided by discontinued operations was $184 million in the first six months of 2004. This consisted mainly of net cash proceeds of $315 million from the sale of Emergis Inc. (Emergis) and $285 million from the sale of Emergis’ U.S. health operations and $96 million of cash generated from Emergis’ operations. This was partly offset by the deconsolidation of Emergis’ cash on hand of $512 million at December 31, 2003.

Credit Ratings

The table below lists our key credit ratings at August 2, 2005. On May 4, 2005, S&P(1) and DBRS(2) confirmed their ratings for BCE Inc. and Bell Canada, but revised their respective outlooks from stable to negative. On May 16, 2005, Moody’s(3) confirmed its ratings for BCE Inc. and Bell Canada, but revised its outlook from stable to negative.

		BCE INC.			BELL CANADA
	S&P	DBRS	MOODY’S	S&P	DBRS	MOODY’S

Commercial paper	A-1 (mid)	R-1 (low) / stable	P-2 / stable	A-1 (mid)	R-1 (mid) / negative	P-2 / stable
Extendable commercial notes	A-1 (mid)	R-1 (low) / stable	–	A-1 (mid)	R-1 (mid) / negative	–
Long-term debt	A- / negative	A / negative	Baa1 / negative	A / negative	A (high) / negative	A3 / negative
Preferred shares	P-2 (high)	Pfd-2 / negative	–	P-2 (high)	Pfd-2 (high) / negative	–

(1) Standard & Poor’s, a division of The McGraw Hill Companies, Inc.
(2) Dominion Bond Rating Services Limited
(3) Moody’s Investors Service Inc.

Related Party Transaction

BCI loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1%, which is essentially the same as the interest rate on the loan. This transaction, which is expected to be unwound in August 2005, is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary Plan of Arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense are presented as a reduction of income tax expense.
      BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the tax savings. BCE Inc.’s ownership interest in BCI will remain at 62%. As a result:

  BCE Inc.’s carrying value of its investment in BCI is increased to reflect the increase in BCE Inc.’s share of the expected proceeds upon BCI’s eventual liquidation a charge to other income is recorded to reflect the non-controlling interest’s portion of the capital contribution to be made by BCE Inc.

29    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Recent Developments in Legal Proceedings
 This section provides a description of recent developments in certain of the legal proceedings involving BCE described in the BCE 2004 AIF, filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005 (BCE 2005 First Quarter MD&A) also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR).

Liquidity

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2004 MD&A.

Commitment under the deferral account

The deferral account resulted from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $163 million at June 30, 2005 and anticipate that it will be reduced to approximately $130 million by December 31, 2005, primarily due to the impact of the CDN decision. We expect to clear most of this amount in 2006 by implementing the initiatives that are approved by the CRTC for this purpose.

Recent Developments in Legal Proceedings

Lawsuits related to Teleglobe Inc. (Teleglobe)

Teleglobe Lending Syndicate Lawsuit

As indicated in the BCE 2004 AIF and in the BCE 2005 First Quarter MD&A, a lawsuit was filed in the Ontario Superior Court of Justice on July 12, 2002 against BCE Inc. by certain of the members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. As anticipated, BNP Paribas (Canada), which had advanced approximately US$50 million to Teleglobe, filed a notice of discontinuance with the Court on May 3, 2005 and is therefore no longer a plaintiff in this action. Following such discontinuance, the damages sought by the remaining plaintiffs amount to approximately US$1.04 billion (down from approximately US$1.09 billion), plus interest and costs, representing approximately 83% (down from approximately 87%) of the US$1.25 billion that the members of the lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks of which we are currently not aware.
      In the BCE 2004 AIF, we provided a detailed review of the risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the BCE 2005 First Quarter MD&A, is further updated in this MD&A. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;

  our ability to implement the significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services, required by our strategic direction;

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results;

30    Bell Canada Enterprises  2005 Quarterly Report

Risks That Could Affect Our Business
 This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.

For a more complete description of the risks that could affect our business, please see the section entitled Risks That Could Affect Our Business set out on pages 32 to 41 of the BCE 2004 AIF, as updated in the section entitled Risks That Could Affect Our Business set out on pages 23 to 26 of the BCE 2005 First Quarter MD&A, as further updated in this MD&A.

Please also refer to the BCE 2004 AIF for a detailed description of:

  the principal legal proceedings involving BCE;

  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

Please see Recent Developments in Legal Proceedings, at pages 22 and 23 of the BCE 2005 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the BCE 2004 AIF, in the principal legal proceedings involving us.

In addition, please see Risks That Could Affect Certain BCE Group Companies – Bell Canada companies – Changes to Wireline Regulation in the section entitled Risks That Could Affect Our Business at pages 25 and 26 of the BCE 2005 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the BCE 2004 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

  our ability to improve productivity and contain capital intensity while maintaining quality of services;

  our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;

  the availability and cost of capital required to implement our business plan and fund capital and other expenditures;

  our ability to find suitable companies to acquire or to partner with;

  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively;

  the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;

  the risk of increased pension plan contributions;

  our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;

  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend;

  stock market volatility;

  the risk that licences on which we rely to provide services might be revoked or not renewed when they expire;

  our ability to retain major customers;

  the risk that the amount of the expected annual savings relating to Bell Canada’s 2004 employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs;

  health concerns about radio frequency emissions; and

  launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

Updates to the Description of Risks

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 32 to 41 of the BCE 2004 AIF as updated at pages 23 to 26 in the BCE 2005 First Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the BCE 2004 AIF.

Risks that could affect all BCE group companies

Pension fund contributions

We have not had to make regular contributions to our pension funds in the past few years as most of our pension plans had pension fund surpluses. However, the decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings and liquidity. In conformity with our most recent actuarial valuations, we expect to contribute approximately $200 million to our defined benefit pension plans in 2005.
      The funding status of pension fund surpluses resulting from future valuations of our pension plans depends on a number of factors, including:

  a new standard adopted by the Canadian Institute of Actuaries in February 2005 for the determination of pension obligations;

  actual returns on pension plan assets; and

  long-term interest rates.

These factors could require us to increase future contributions to our defined benefit pension plans and therefore could have a material and negative effect on our liquidity and results of operations after 2005.

31    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Renegotiating labour agreements

The collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada, representing approximately 10,000 clerical and associated employees, expired on May 31, 2005. A memorandum of agreement between Bell Canada and the CTEA was signed on June 8, 2005, was submitted to a vote and was ratified by 64.5% of CTEA members who voted. A new four-year collective agreement was signed on July 18, 2005.
      The collective agreement between Entourage and the 1,400 Ontario technicians unionized with the Communications Energy and Paperworkers’ Union (CEP) expired on September 30, 2004 and the Ontario technicians went on strike on March 24, 2005. On July 5, 2005, negotiations resumed between Entourage and the CEP and a memorandum of agreement was signed on July 10, 2005, was submitted to a vote and was ratified by 70% of the Ontario technicians who voted. A new four-year collective agreement will be signed by August 8, 2005.

Software and system upgrades

As indicated in the BCE 2004 AIF and in the BCE 2005 First Quarter MD&A, many aspects of the BCE group companies’ businesses including, but not limited to, customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. For example, last year, Bell Mobility migrated its wireless customers to a new billing platform which provided additional features and functionality and which also enabled the consolidation of wireless into a single bill. As we addressed accounts receivable concerns related to this billing system migration in the first quarter of 2005, we cancelled a number of postpaid subscriber accounts which were in default of our credit policy, but to whom we had granted payment extensions or term payment options as a result of billing delays, and we increased our allowance for doubtful accounts. Although we believe that the adjustments made to our postpaid subscriber base in the first quarter of 2005 reflect non-paying subscriber accounts relating to our billing conversion, there is a risk that there could be additional cancellations of postpaid subscriber accounts, leading to a possible increase in churn and wireless bad debt expense.

Risks that could affect certain BCE group companies

Bell Canada companies

Changes to Wireline Regulation

Second Price Cap decision
On May 13, 2005, the CRTC issued a Public Notice calling for comments on a proposal to extend the current price cap regime, which is to expire in May 2006, for another two years. Final reply comments were submitted by incumbent telephone companies to the CRTC on June 27, 2005.

Competitor Digital Network Service
As indicated in the BCE 2004 AIF, the CRTC released Decision 2005-6 on February 3, 2005, concerning CDN services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors. This decision affected both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as purchasers of those services elsewhere in Canada. On March 29, 2005, Bell Canada filed its estimated draw down from the deferral account as a result of this decision. On May 10, 2005, the CRTC directed competitors to identify their CDN-eligible demand to the incumbent telephone companies by June 27, 2005 and for the incumbent telephone companies to file updates to their deferral account by July 25, 2005 to take into account the impact of Decision 2005-6.
      On July 25, 2005, Bell Canada provided an update to the March 29, 2005 drawdown estimates but advised the CRTC that, due to the amount of time needed to complete the assessment of the CDN-eligible demand information provided by competitors, Bell Canada would not be in a position to provide a final estimate of the deferral account drawdown amounts before September 23, 2005.

32    Bell Canada Enterprises  2005 Quarterly Report

Retail Quality of Service Indicators
 As indicated in the BCE 2004 AIF and in the BCE 2005 First Quarter MD&A, on March 24, 2005, the CRTC released Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. Regarding the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators may not be met, on an annual average basis, as a direct result of the strike by Entourage’s Ontario technicians unionized with the CEP. Bell Canada believes that this situation meets the criteria stipulated by the CRTC for force majeure type exclusions to the penalty plan and, as such, will ask the CRTC to approve an impending application to be made by Bell Canada for the purpose of excluding below-standard strike-related results. There is no assurance that the CRTC will issue a favourable decision in response to this application.

Application Seeking Consistent Regulation and Regulatory Framework for VoIP
 On May 12, 2005, the CRTC released Decision 2005-28 which determined the way the CRTC will regulate VoIP services. This decision confirms the CRTC’s preliminary view that VoIP services (other than peer-to-peer services, defined in the decision as Internet Protocol communications services between two computers) provided by Bell Canada and other incumbent telephone companies should be regulated the same way traditional telephony services are regulated. As a result of this decision, VoIP services consisting of Internet Protocol communications services using traditional telephone devices will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs will have to be filed by an incumbent telephone company, but not by its competitors, when it provides customers with a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will also apply, which means that incumbent telephone companies cannot attempt to win back a residential customer for a period of 12 months from the time the customer takes a traditional local telephone service or VoIP service from a competitor. Moreover, incumbent telephone companies and competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as local number portability, allowing customers to use any long distance provider of their choice, listing telephone numbers in the directory associated with the local telephone number chosen by the customer, offering services for the hearing impaired, and privacy safeguards.These regulatory requirements could reduce Bell Canada’s and Aliant’s flexibility to compete with both traditional and new competitors, and thus could adversely affect our business and results of operations.
      Bell Canada currently offers a VoIP service called Bell Digital Voice (BDV) in Québec City, Sherbrooke and Trois-Rivières pursuant to a tariff which has received interim approval from the CRTC. On July 7, 2005, the CRTC issued a public notice inviting comments on any aspects of this tariff. The CRTC noted that Bell Canada had filed a tariff notice for the CRTC’s approval, on a confidential basis, of minimum and maximum rates associated with each proposed BDV service plan and that Bell Canada had requested that the confidential status of the minimum and maximum rates be maintained after the final tariff approval. Once the minimum and maximum rates would be approved, for all future price changes within that range, Bell Canada proposed to issue new tariff pages on their effective date and to provide, in confidence, copies to the CRTC 48 hours in advance. No additional CRTC approvals would be required for price changes within the ranges. A final decision from the CRTC stemming from this public notice is expected by February 2006.
      On July 5, 2005, the Province of Saskatchewan filed a Petition with the Governor in Council requesting that it address the inequities of Decision 2005-28 by directing the CRTC to ensure that all companies offering VoIP services in Saskatchewan are competing on a level playing field. Bell Canada together with Aliant Telecom Inc., Telus Communications Inc., Télébec, société en commandite and Sasktel Telecommunications have jointly filed a Petition with the Governor in Council on July 28, 2005 to vary the Decision so as to eliminate economic regulation of

33    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

VoIP services and thereby remove inequities in the regulatory framework for VoIP services applicable to the incumbent telephone companies, including the requirement to file and obtain approval of tariffs, and the application of the bundling rules, promotions restrictions and winback rules.
      Futhermore, on June 13, 2005, Bell Canada sought leave from the Federal Court to appeal the winback rules included in Decision 2005-28 on the grounds that such winback rules constitute a violation of Bell Canada’s freedom of expression, which is a freedom protected under the Canadian Charter of Rights and Freedoms.

Telesat

During the second quarter of 2005, Telesat renewed the insurance of Nimiq 1. Nimiq 1 is now insured until September 1, 2005 for approximately its book value.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2004 MD&A.
      We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2004 MD&A.

34    Bell Canada Enterprises  2005 Quarterly Report

Consolidated Statements of Operations
FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in $ millions, except share amounts) (unaudited)	2005	2004	2005	2004

Operating revenues	4,980	4,779	9,839	9,417

Operating expenses	(2,979)	(2,826)	(5,900)	(5,620)
Amortization expense	(792)	(769)	(1,565)	(1,536)
Net benefit plans cost (Note 4)	(104)	(65)	(207)	(128)
Restructuring and other items (Note 5)	(5)	(14)	(1)	(17)

Total operating expenses	(3,880)	(3,674)	(7,673)	(7,301)

Operating income	1,100	1,105	2,166	2,116
Other income	24	24	31	60
Interest expense	(247)	(253)	(494)	(505)

Pre-tax earnings from continuing operations	877	876	1,703	1,671
Income taxes (Note 6)	(223)	(293)	(494)	(555)
Non-controlling interest	(73)	(39)	(136)	(87)

Earnings from continuing operations	581	544	1,073	1,029
Discontinued operations	–	27	(1)	30

Net earnings	581	571	1,072	1,059
Dividends on preferred shares	(18)	(17)	(35)	(35)

Net earnings applicable to common shares	563	554	1,037	1,024

Net earnings per common share – basic
Continuing operations	0.61	0.57	1.12	1.08
Discontinued operations	–	0.03	–	0.03
Net earnings	0.61	0.60	1.12	1.11
Net earnings per common share – diluted
Continuing operations	0.61	0.57	1.12	1.08
Discontinued operations	–	0.03	–	0.03
Net earnings	0.61	0.60	1.12	1.11
Dividends per common share	0.33	0.30	0.66	0.60
Average number of common shares outstanding – basic (millions)	926.6	924.3	926.4	924.2

Consolidated Statements of Deficit
FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Balance at beginning of period, as previously reported	(5,264)	(5,645)	(5,424)	(5,837)
Accounting policy change (Note 1)	–	(8)	(8)	(8)

Balance at beginning of period, as restated	(5,264)	(5,653)	(5,432)	(5,845)
Net earnings	581	571	1,072	1,059
Dividends declared on preferred shares	(18)	(17)	(35)	(35)
Dividends declared on common shares	(306)	(278)	(612)	(555)
Other	2	1	2	–

Balance at end of period	(5,005)	(5,376)	(5,005)	(5,376)

35    Bell Canada Enterprises  2005 Quarterly Report

Consolidated Balance Sheets
	JUNE 30,	DECEMBER 31,
(in $ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	380	380
Accounts receivable	1,874	2,096
Other current assets	1,228	1,212

Total current assets	3,482	3,688
Capital assets	22,050	21,398
Other long-term assets	2,690	2,656
Indefinite-life intangible assets	2,973	2,916
Goodwill	8,528	8,413
Non-current assets of discontinued operations	82	50

Total assets	39,805	39,121

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,328	3,692
Interest payable	189	183
Dividends payable	325	297
Debt due within one year	1,497	1,276

Total current liabilities	5,339	5,448
Long-term debt	12,480	11,809
Other long-term liabilities	4,603	4,932

Total liabilities	22,422	22,189

Non-controlling interest	2,905	2,908

Shareholders’ equity
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,794	16,781
Contributed surplus	1,071	1,061
Deficit	(5,005)	(5,432)
Currency translation adjustment	(52)	(56)

Total common shareholders’ equity	12,808	12,354

Total shareholders’ equity	14,478	14,024

Total liabilities and shareholders’ equity	39,805	39,121

36    Bell Canada Enterprises  2005 Quarterly Report

Consolidated Statements of Cash Flows
FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Cash flows from operating activities
Earnings from continuing operations	581	544	1,073	1,029
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	792	769	1,565	1,536
Net benefit plans cost	104	65	207	128
Restructuring and other items	5	14	1	17
Net gains on investments	(32)	(1)	(34)	(6)
Future income taxes	65	33	174	87
Non-controlling interest	73	39	136	87
Contributions to employee pension plans	(34)	(27)	(128)	(56)
Other employee future benefit plan payments	(22)	(22)	(45)	(46)
Payments of restructuring and other items	(28)	(8)	(129)	(27)
Operating assets and liabilities	(54)	(282)	(431)	(365)

Cash flows from operating activities	1,450	1,124	2,389	2,384

Cash flows from investing activities
Capital expenditures	(914)	(826)	(1,651)	(1,507)
Business acquisitions	(35)	(247)	(118)	(306)
Business dispositions	–	–	–	16
Increase in cost and equity investments	(13)	(8)	(141)	(8)
Decrease in cost and equity investments	5	–	7	6
Other investing activities	(11)	116	(26)	135

Cash flows used in investing activities	(968)	(965)	(1,929)	(1,664)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	341	(69)	186	(50)
Issue of long-term debt	206	74	991	1,400
Repayment of long-term debt	(747)	(718)	(831)	(1,652)
Issue of common shares	4	4	13	8
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	7
Redemption of equity securities by subsidiaries from non-controlling interest	(21)	(12)	(38)	(54)
Cash dividends paid on common shares	(305)	(277)	(583)	(554)
Cash dividends paid on preferred shares	(22)	(21)	(43)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(60)	(52)	(110)	(95)
Other financing activities	(25)	32	(55)	(16)

Cash flows used in financing activities	(629)	(1,039)	(470)	(1,049)

Cash used in continuing operations	(147)	(880)	(10)	(329)
Cash provided by (used in) discontinued operations	1	(54)	10	184

Net decrease in cash and cash equivalents	(146)	(934)	–	(145)
Cash and cash equivalents at beginning of period	526	1,511	380	722

Cash and cash equivalents at end of period	380	577	380	577

37    Bell Canada Enterprises  2005 Quarterly Report

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2004, on pages 82 to 121 of BCE Inc.’s 2004 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

 We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

Note 1: Significant accounting policies

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2004, except as noted below.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.

We have restated financial information for previous periods to reflect:

  the change in Aliant Inc.’s (Aliant) method of recognizing revenues and expenses from its directory business effective January 2005, as described below the change in classification to discontinued operations for minor business dispositions.

Change in accounting policy

Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the three months and six months ended June 30, 2005 and the comparative periods was negligible. We did not restate the statements of operations for prior periods. At December 31, 2004, the restatement of the balance sheet resulted in:

  a decrease of $23 million in accounts receivable

  an increase of $1 million in other current assets

  a decrease of $8 million in accounts payable and accrued liabilities a decrease of $6 million in non-controlling interest

  an increase of $8 million in the deficit.

38    Bell Canada Enterprises  2005 Quarterly Report

Note 2: Segmented information The table below is a summary of financial information by segment.
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2005	2004	2005	2004

Operating revenues
Consumer	External	1,879	1,846	3,718	3,659
	Inter-segment	11	12	28	24

		1,890	1,858	3,746	3,683

Business	External	1,456	1,385	2,890	2,739
	Inter-segment	43	56	87	137

		1,499	1,441	2,977	2,876

Aliant	External	484	490	972	954
	Inter-segment	34	36	70	76

		518	526	1,042	1,030

Other Bell Canada	External	424	421	858	859
	Inter-segment	61	47	106	83

		485	468	964	942

Inter-segment eliminations – Bell Canada		(134)	(121)	(262)	(253)

Bell Canada		4,258	4,172	8,467	8,278

Other BCE	External	737	637	1,401	1,206
	Inter-segment	98	85	182	167

		835	722	1,583	1,373

Inter-segment eliminations – Other		(113)	(115)	(211)	(234)

Total operating revenues		4,980	4,779	9,839	9,417

Operating income
Consumer		552	560	1,078	1,086
Business		221	227	461	468
Aliant		99	92	186	174
Other Bell Canada		109	138	238	249

Bell Canada		981	1,017	1,963	1,977
Other BCE		119	88	203	139

Total operating income		1,100	1,105	2,166	2,116
Other income		24	24	31	60
Interest expense		(247)	(253)	(494)	(505)
Income taxes		(223)	(293)	(494)	(555)
Non-controlling interest		(73)	(39)	(136)	(87)

Earnings from continuing operations		581	544	1,073	1,029

39    Bell Canada Enterprises  2005 Quarterly Report

Notes to Consolidated Financial Statements
The consolidated statements of operations include the results of acquired businesses from the date they were acquired.

Note 3: Business acquisitions

During the first six months of 2005, we made a number of business acquisitions which included 100% of the outstanding common shares of Nexxlink Technologies Inc., a provider of integrated IT solutions, and certain other providers of value-added and security services.
      The table below provides a summary of all business acquisitions made during the first six months of 2005. The purchase price allocation for all 2005 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within 12 months of the acquisition date.

Of the goodwill acquired:

  $71 million relates to the Business segment, $18 million relates to the Other Bell Canada segment, $4 million relates to the Consumer segment and $4 million relates to the Other BCE segment no amount is deductible for tax purposes.

Consideration received:
Non-cash working capital	(15)
Capital assets	95
Other long-term assets	3
Indefinite-life intangible assets	20
Goodwill	97
Long-term debt	(61)
Other long-term liabilities	(16)

123
Cash and cash equivalents at acquisition	14

Net assets acquired	137

Consideration given:
Cash	127
Acquisition costs	5
Non-cash	5

137

Note 4: Employee benefit plans The table below shows the components of the net benefit plans cost.
		THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004	2005	2004	2005	2004

Current service cost	61	64	8	8	121	124	17	16
Interest cost on accrued benefit obligation	219	202	28	26	438	403	55	52
Expected return on plan assets	(237)	(240)	(3)	(3)	(474)	(477)	(5)	(5)
Amortization of past service costs	3	3	1	–	5	5	1	–
Amortization of net actuarial losses	25	8	–	–	51	16	–	–
Amortization of transitional (asset) obligation	(2)	(11)	7	8	(3)	(22)	13	15
Increase (decrease) in valuation allowance	(6)	–	–	–	(12)	1	–	–

Net benefit plans cost	63	26	41	39	126	50	81	78

Comprised of:
Defined benefit plans cost	58	21	41	39	114	42	81	78
Defined contribution plans cost	5	5	–	–	12	8	–	–

40    Bell Canada Enterprises  2005 Quarterly Report

The table below shows the amounts we contributed to the defined benefit and defined contribution plans and the payments made to beneficiaries under other employee future benefit plans.
		THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004	2005	2004	2005	2004

Aliant	20	19	2	1	101	38	3	2
Bell Canada	7	4	20	21	14	9	42	44
Bell Globemedia	5	2	–	–	9	5	–	–
BCE Inc.	2	2	–	–	4	4	–	–

Total	34	27	22	22	128	56	45	46

Comprised of:
Contributions to defined benefit plans	30	22	22	22	121	48	45	46
Contributions to defined contribution plans	4	5	–	–	7	8	–	–

Note 5: Restructuring and other items Employee departure programs The table below provides an update on the liability relating to the employee departure programs which were implemented in 2004.
			CONSO-
	BELL CANADA	ALIANT	LIDATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
Less:
Cash payments	(50)	(43)	(93)
Reversal of excess provision	(25)	–	(25)

Balance in accounts payable and accrued liabilities at June 30, 2005	45	24	69

During the three months and six months ended June 30, 2005, we recorded a pre-tax charge of $5 million and $26 million, respectively, primarily for relocating employees and closing real estate facilities that are no longer needed because of the employee departure programs of 2004. We expect to spend approximately $40 million in the future for similar costs that will be expensed as incurred. These charges were offset by a credit of $25 million in the first quarter of 2005, relating to the reversal of restructuring provisions that were no longer necessary since the actual payments were lower than estimated.

41    Bell Canada Enterprises  2005 Quarterly Report

Notes to Consolidated Financial Statements

Note 6: Income taxes

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1%, which is essentially the same as the interest rate on the loan. This transaction, which is expected to be unwound in August  2005, is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary Plan of Arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense are presented as a reduction of income tax expense.
      BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the tax savings. BCE Inc.’s ownership interest in BCI will remain at 62%. As a result:

  BCE Inc.’s carrying value of its investment in BCI is increased to reflect the increase in BCE Inc.’s share of the expected proceeds upon BCI’s eventual liquidation a charge to other income is recorded to reflect the non-controlling interest’s portion of the capital contribution to be made by BCE Inc.

Note 7: Stock-based compensation plans Restricted share units (RSUs) The table below is a summary of the status of RSUs.
NUMBER OF
RSUs

Outstanding, January 1, 2005	1,996,522
Granted	483,227
Dividends credited	46,397
Expired/forfeited	(66,871)

Outstanding, June 30, 2005	2,459,275

Vested, June 30, 2005	–

For the three months and six months ended June 30, 2005, we recorded compensation expense for RSUs of $3 million and $12 million, respectively. For the three months and six months ended June 30, 2004, we recorded compensation expense for RSUs of $6 million and $10 million, respectively.

42    Bell Canada Enterprises  2005 Quarterly Report

BCE Inc. stock options The table below is a summary of the status of BCE Inc.’s stock option programs.
		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2005	28,481,679	$32
Granted	713,224	$29
Exercised	(787,046)	$17
Expired/forfeited	(640,792)	$34

Outstanding, June 30, 2005	27,767,065	$32

Exercisable, June 30, 2005	17,082,799	$34

Assumptions used in stock option pricing model The table below shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004

Compensation expense ($ millions)	5	6	11	14
Number of stock options granted	235,700	55,000	713,224	5,449,776
Weighted average fair value per option granted ($)	4	3	3	6
Weighted average assumptions
Dividend yield	4.5%	4.3%	4.5%	4.0%
Expected volatility	19%	26%	23%	27%
Risk-free interest rate	3.6%	3.3%	3.4%	3.1%
Expected life (years)	3.5	3.5	3.5	3.5

Note 8: Commitments and contingencies

Teleglobe Lending Syndicate Lawsuit

As indicated in Note 24 to BCE’s audited Consolidated Financial Statements for the year ended December 31, 2004, a lawsuit was filed in the Ontario Superior Court of Justice on July 12, 2002 against BCE Inc. by certain of the members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. BNP Paribas (Canada), which had advanced approximately US$50 million to Teleglobe, filed a notice of discontinuance with the Court on May 3, 2005 and is therefore no longer a plaintiff in this action. Following such discontinuance, the damages sought by the remaining plaintiffs amount to approximately US$1.04 billion (down from approximately US$1.09 billion), plus interest and costs, representing approximately 83% (down from approximately 87%) of the US$1.25 billion that the members of the lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.

43    Bell Canada Enterprises  2005 Quarterly Report

BCE Inc.
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
www.bce.ca

Communications
e-mail: bcecomms@bce.ca
tel: 1 888 932-6666
fax: (514) 870-4385

This document has been filed by BCE Inc. with
Canadian securities commissions and the U.S. Securities
and Exchange Commission. It can be found on
BCE Inc.’s Website at www.bce.ca, on SEDAR at
www.sedar.com and on EDGAR at www.sec.gov
or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly reports,
please contact:

Computershare Trust
Company of Canada
100 University Avenue,
9th Floor,
Toronto, Ontario
M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA
05-07 BCE-2E

BCE Investor Relations

Thane Fotopoulos	514-870-4619	thane.fotopoulos@bell.ca
Vincent Surette	514-870-4613	vincent.surette@bell.ca

BCE Consolidated(1)
Consolidated Operational Data

($ millions, except per share amounts)	Q2 2005	Q2 2004	$ change	% change		YTD June 2005	YTD June 2004	$ change	% change

Operating revenues	4,980	4,779	201	4.2%		9,839	9,417	422	4.5%
Operating expenses	(2,979)	(2,826)	(153)	(5.4%	)	(5,900)	(5,620)	(280)	(5.0%	)

EBITDA(2)	2,001	1,953	48	2.5%		3,939	3,797	142	3.7%
EBITDA margin(3)	40.2%	40.9%		(0.7) pts		40.0%	40.3%		(0.3) pts
Amortization expense	(792)	(769)	(23)	(3.0%	)	(1,565)	(1,536)	(29)	(1.9%	)
Net benefit plans cost	(104)	(65)	(39)	(60.0%	)	(207)	(128)	(79)	(61.7%	)
Restructuring and other items	(5)	(14)	9	64.3%		(1)	(17)	16	94.1%.

Operating income	1,100	1,105	(5)	(0.5%	)	2,166	2,116	50	2.4%
Other income	24	24	-	0.0%		31	60	(29)	(48.3%	)
Interest expense	(247)	(253)	6	2.4%		(494)	(505)	11	2.2%

Pre-tax earnings from continuing operations	877	876	1	0.1%		1,703	1,671	32	1.9%
Income taxes	(223)	(293)	70	23.9%		(494)	(555)	61	11.0%
Non-controlling interest	(73)	(39)	(34)	(87.2%	)	(136)	(87)	(49)	(56.3%	)

Earnings from continuing operations	581	544	37	6.8%		1,073	1,029	44	4.3%
Discontinued operations	-	27	(27)	n.m.		(1)	30	(31)	n.m.

Net earnings	581	571	10	1.8%		1,072	1,059	13	1.2%
Dividends on preferred shares	(18)	(17)	(1)	(5.9%	)	(35)	(35)	-	0.0%

Net earnings applicable to common shares	563	554	9	1.6%		1,037	1,024	13	1.3%

Net earnings per common share - basic
Continuing operations	$0.61	$0.57	$0.04	7.0%		$1.12	$1.08	$0.04	3.7%
Discontinued operations	$-	$0.03	$(0.03)	n.m.		$-	$0.03	$(0.03)	n.m.
Net earnings	$0.61	$0.60	$0.01	1.7%		$1.12	$1.11	$0.01	0.9%
Net earnings per common share - diluted
Continuing operations	$0.61	$0.57	$0.04	7.0%		$1.12	$1.08	$0.04	3.7%
Discontinued operations	$-	$0.03	$(0.03)	n.m.		$-	$0.03	$(0.03)	n.m.
Net earnings	$0.61	$0.60	$0.01	1.7%		$1.12	$1.11	$0.01	0.9%
Dividends per common share	$0.33	$0.30	$0.03	10.0%		$0.66	$0.60	$0.06	10.0%
Average number of common shares outstanding - basic (millions)	926.6	924.3				926.4	924.2

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	28	-			29	-
Discontinuing operations	-	31			(1)	38
Restructuring and other items	(3)	16			(1)	15

Total	25	47			27	53
Impact on net earnings per share	$0.03	$0.05			$0.03	$0.06

EPS before net gains (losses) on investments and restructuring and other items(2)	$0.58	$0.55	$0.03	5.5%	$1.09	$1.05	$0.04	3.8%

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 2

BCE Consolidated(1)
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts)	YTD 2005	Q2 05	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Operating revenues	9,839	4,980	4,859	19,181	4,986	4,778	4,779	4,638
Operating expenses	(5,900)	(2,979)	(2,921)	(11,617)	(3,155)	(2,842)	(2,826)	(2,794)

EBITDA(2)	3,939	2,001	1,938	7,564	1,831	1,936	1,953	1,844
EBITDA margin(3)	40.0%	40.2%	39.9%	39.4%	36.7%	40.5%	40.9%	39.8%
Amortization expense	(1,565)	(792)	(773)	(3,108)	(803)	(769)	(769)	(767)
Net benefit plans cost	(207)	(104)	(103)	(256)	(67)	(61)	(65)	(63)
Restructuring and other items	(1)	(5)	4	(1,224)	(126)	(1,081)	(14)	(3)

Operating income	2,166	1,100	1,066	2,976	835	25	1,105	1,011
Other income	31	24	7	411	18	333	24	36
Interest expense	(494)	(247)	(247)	(1,005)	(247)	(253)	(253)	(252)

Pre-tax earnings from continuing operations	1,703	877	826	2,382	606	105	876	795
Income taxes	(494)	(223)	(271)	(710)	(199)	44	(293)	(262)
Non-controlling interest	(136)	(73)	(63)	(174)	(40)	(47)	(39)	(48)

Earnings from continuing operations	1,073	581	492	1,498	367	102	544	485
Discontinued operations	(1)	-	(1)	26	(2)	(2)	27	3

Net earnings before extraordinary gain	1,072	581	491	1,524	365	100	571	488
Extraordinary gain	-	-	-	69	69	-	-	-

Net earnings	1,072	581	491	1,593	434	100	571	488
Dividends on preferred shares	(35)	(18)	(17)	(70)	(17)	(18)	(17)	(18)

Net earnings applicable to common shares	1,037	563	474	1,523	417	82	554	470

Net earnings per common share - basic
Continuing operations	$1.12	$0.61	$0.51	$1.55	$0.38	$0.09	$0.57	$0.51
Discontinued operations	$-	$-	$-	$0.03	$-	$-	$0.03	$-
Extraordinary gain	$-	$-	$-	$0.07	$0.07	$-	$-	$-
Net earnings	$1.12	$0.61	$0.51	$1.65	$0.45	$0.09	$0.60	$0.51
Net earnings per common share - diluted
Continuing operations	$1.12	$0.61	$0.51	$1.55	$0.38	$0.09	$0.57	$0.51
Discontinued operations	$-	$-	$-	$0.03	$-	$-	$0.03	$-
Extraordinary gain	$-	$-	$-	$0.07	$0.07	$-	$-	$-
Net earnings	$1.12	$0.61	$0.51	$1.65	$0.45	$0.09	$0.60	$0.51
Dividends per common share	$0.66	$0.33	$0.33	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	926.4	926.6	926.2	924.6	925.3	924.6	924.3	924.1

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	29	28	1	389	64	325	-	-
Discontinued operations	(1)	-	(1)	34	(2)	(2)	31	7
Restructuring and other items	(1)	(3)	2	(772)	(62)	(725)	16	(1)

Total	27	25	2	(349)	-	(402)	47	6
Impact on net earnings per share	$0.03	$0.03	$-	$(0.37)	$-	$(0.43)	$0.05	$0.01

EPS before net gains (losses) on investments and restructuring and other items(2)	$1.09	$0.58	$0.51	$2.02	$0.45	$0.52	$0.55	$0.50

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 3

BCE Consolidated(1)
Segmented Data

($ millions, except where otherwise indicated)	Q2 2005	Q2 2004	$ change	% change		YTD 2005	YTD 2004	$ change	% change

Revenues
Consumer	1,890	1,858	32	1.7%		3,746	3,683	63	1.7%
Business	1,499	1,441	58	4.0%		2,977	2,876	101	3.5%
Aliant	518	526	(8)	(1.5%	)	1,042	1,030	12	1.2%
Other Bell Canada	485	468	17	3.6%		964	942	22	2.3%
Inter-segment eliminations	(134)	(121)	(13)	(10.7%	)	(262)	(253)	(9)	(3.6%	)

Total Bell Canada	4,258	4,172	86	2.1%		8,467	8,278	189	2.3%
Other BCE
Bell Globemedia	399	371	28	7.5%		755	713	42	5.9%
Advertising	300	277	23	8.3%		561	526	35	6.7%
Subscriber	78	74	4	5.4%		155	148	7	4.7%
Production and Sundry	21	20	1	5.0%		39	39	-	0.0%
Telesat	137	85	52	61.2%		245	169	76	45.0%
CGI	275	248	27	10.9%		548	462	86	18.6%
Other	24	18	6	33.3%		35	29	6	20.7%

Total Other BCE	835	722	113	15.7%		1,583	1,373	210	15.3%
Inter-segment eliminations	(113)	(115)	2	1.7%		(211)	(234)	23	9.8%

Total revenues	4,980	4,779	201	4.2%		9,839	9,417	422	4.5%

Operating income
Consumer	552	560	(8)	(1.4%	)	1,078	1,086	(8)	(0.7%	)
Business	221	227	(6)	(2.6%	)	461	468	(7)	(1.5%	)
Aliant	99	92	7	7.6%		186	174	12	6.9%
Other Bell Canada	109	138	(29)	(21.0%	)	238	249	(11)	(4.4%	)

Total Bell Canada	981	1,017	(36)	(3.5%	)	1,963	1,977	(14)	(0.7%	)
Other BCE
Bell Globemedia	95	74	21	28.4%		159	114	45	39.5%
Telesat	43	34	9	26.5%		80	65	15	23.1%
CGI	20	25	(5)	(20.0%	)	45	46	(1)	(2.2%	)
Other	(39)	(45)	6	13.3%.		(81)	(86)	5	5.8%.

Total Other BCE	119	88	31	35.2%		203	139	64	46.0%

Total operating income	1,100	1,105	(5)	(0.5%	)	2,166	2,116	50	2.4%

Capital expenditures(4)
Consumer	394	331	(63)	(19.0%	)	735	576	(159)	(27.6%	)
Business	246	281	35	12.5%		442	495	53	10.7%
Aliant	104	45	(59)	n.m.		186	130	(56)	(43.1%	)
Other Bell Canada	103	58	(45)	(77.6%	)	150	104	(46)	(44.2%	)

Total Bell Canada	847	715	(132)	(18.5%	)	1,513	1,305	(208)	(15.9%	)
Other BCE
Telesat	53	88	35	39.8%		107	153	46	30.1%.
Other	14	23	9	39.1%		31	49	18	36.7%

Total capital expenditures	914	826	(88)	(10.7%	)	1,651	1,507	(144)	(9.6%	)

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 4

BCE Consolidated(1)
Segmented Data – Historical Trend

($ millions, except where otherwise indicated)	YTD 2005	Q2 05	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Revenues
Consumer	3,746	1,890	1,856	7,502	1,911	1,908	1,858	1,825
Business	2,977	1,499	1,478	5,851	1,535	1,440	1,441	1,435
Aliant	1,042	518	524	2,033	506	497	526	504
Other Bell Canada	964	485	479	1,939	511	486	468	474
Inter-segment eliminations	(262)	(134)	(128)	(538)	(160)	(125)	(121)	(132)

Total Bell Canada	8,467	4,258	4,209	16,787	4,303	4,206	4,172	4,106
Other BCE
Bell Globemedia	755	399	356	1,420	405	302	371	342
Advertising	561	300	261	1,041	306	209	277	249
Subscriber	155	78	77	298	77	73	74	74
Production and Sundry	39	21	18	81	22	20	20	19
Telesat	245	137	108	362	102	91	85	84
CGI	548	275	273	1,007	271	274	248	214
Other	35	24	11	60	19	12	18	11

Total Other BCE	1,583	835	748	2,849	797	679	722	651
Inter-segment eliminations	(211)	(113)	(98)	(455)	(114)	(107)	(115)	(119)

Total revenues	9,839	4,980	4,859	19,181	4,986	4,778	4,779	4,638

Operating income
Consumer	1,078	552	526	2,119	464	569	560	526
Business	461	221	240	896	183	245	227	241
Aliant	186	99	87	268	23	71	92	82
Other Bell Canada	238	109	129	(588)	61	(898)	138	111

Total Bell Canada	1,963	981	982	2,695	731	(13)	1,017	960
Other BCE
Bell Globemedia	159	95	64	240	103	23	74	40
Telesat	80	43	37	141	37	39	34	31
CGI	45	20	25	94	24	24	25	21
Other	(81)	(39)	(42)	(194)	(60)	(48)	(45)	(41)

Total Other BCE	203	119	84	281	104	38	88	51

Total operating income	2,166	1,100	1,066	2,976	835	25	1,105	1,011

Capital expenditures (4)
Consumer	735	394	341	1,371	418	377	331	245
Business	442	246	196	1,008	330	183	281	214
Aliant	186	104	82	295	114	51	45	85
Other Bell Canada	150	103	47	352	123	125	58	46

Total Bell Canada	1,513	847	666	3,026	985	736	715	590
Other BCE
Telesat	107	53	54	257	40	64	88	65
Other	31	14	17	81	21	11	23	26

Total capital expenditures	1,651	914	737	3,364	1,046	811	826	681

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 5

BCE Consolidated(1)
Consolidated Balance Sheet Data

($ millions, except where otherwise indicated)	June 30 2005	March 31 2005	December 31 2004

ASSETS
Current assets
Cash and cash equivalents	380	526	380
Accounts receivable	1,874	2,074	2,096
Other current assets	1,228	1,364	1,212

Total current assets	3,482	3,964	3,688
Capital assets	22,050	21,376	21,398
Other long-term assets	2,690	2,747	2,656
Indefinite-life intangible assets	2,973	2,951	2,916
Goodwill	8,528	8,482	8,413
Non-current assets of discontinued operations	82	50	50

Total assets	39,805	39,570	39,121

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,328	3,313	3,692
Interest payable	189	283	183
Dividends payable	325	325	297
Debt due within one year	1,497	1,428	1,276

Total current liabilities	5,339	5,349	5,448
Long-term debt	12,480	12,280	11,809
Other long-term liabilities	4,603	4,819	4,932

Total liabilities	22,422	22,448	22,189

Non-controlling interest	2,905	2,914	2,908

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,670	1,670

Common shareholders' equity
Common shares	16,794	16,790	16,781
Contributed surplus	1,071	1,065	1,061
Deficit	(5,005)	(5,264)	(5,432)
Currency translation adjustment	(52)	(53)	(56)

Total common shareholders' equity	12,808	12,538	12,354

Total shareholders' equity	14,478	14,208	14,024

Total liabilities and shareholders' equity	39,805	39,570	39,121

Number of common shares outstanding	926.7	926.4	925.9

Total Net Debt	13,597	13,182	12,705
Total Capitalization	30,980	30,304	29,637

Key ratios

Net debt : Total Capitalization	43.9%	43.5%	42.9%
Net debt : Trailing 12 month EBITDA	1.76	1.72	1.68
EBITDA : Interest (trailing 12 month)	7.75	7.66	7.53

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 6

BCE Consolidated
Consolidated Cash Flow Data

($ millions, except where otherwise indicated)	Q2 2005	Q2 2004	$ change	YTD June 2005	YTD June 2004	$ change

Cash flows from operating activities
Earnings from continuing operations	581	544	37	1,073	1,029	44
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	792	769	23	1,565	1,536	29
Net benefit plans cost	104	65	39	207	128	79
Restructuring and other items	5	14	(9)	1	17	(16)
Net gains on investments	(32)	(1)	(31)	(34)	(6)	(28)
Future income taxes	65	33	32	174	87	87
Non-controlling interest	73	39	34	136	87	49
Contributions to employee pension plans	(34)	(27)	(7)	(128)	(56)	(72)
Other employee future benefit plan payments	(22)	(22)	-	(45)	(46)	1
Payments of restructuring and other items	(28)	(8)	(20)	(129)	(27)	(102)
Operating assets and liabilities	(54)	(282)	228	(431)	(365)	(66)

	1,450	1,124	326	2,389	2,384	5

Capital expenditures	(914)	(826)	(88)	(1,651)	(1,507)	(144)
Other investing activities	(11)	116	(127)	(26)	135	(161)
Cash dividends paid on preferred shares	(22)	(21)	(1)	(43)	(43)	-
Cash dividends paid by subsidiaries to non-controlling interest	(60)	(52)	(8)	(110)	(95)	(15)

Free Cash Flow from operations, before common dividends(2)	443	341	102	559	874	(315)
Cash dividends paid on common shares	(305)	(277)	(28)	(583)	(554)	(29)

Free Cash Flow from operations, after common dividends(2)	138	64	74	(24)	320	(344)
Business acquisitions	(35)	(247)	212	(118)	(306)	188
Business dispositions	-	-	-	-	16	(16)
Increase in cost and equity investments	(13)	(8)	(5)	(141)	(8)	(133)
Decrease in cost and equity investments	5	-	5	7	6	1

Free Cash Flow after investments and divestitures	95	(191)	286	(276)	28	(304)

Other financing activities
Increase (decrease) in notes payable and bank advances	341	(69)	410	186	(50)	236
Issue of long-term debt	206	74	132	991	1,400	(409)
Repayment of long-term debt	(747)	(718)	(29)	(831)	(1,652)	821
Issue of common shares	4	4	-	13	8	5
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-	-	7	(7)
Redemption of equity securities by subsidiaries from non-controlling interest	(21)	(12)	(9)	(38)	(54)	16
Other financing activities	(25)	32	(57)	(55)	(16)	(39)

	(242)	(689)	447	266	(357)	623

Cash used in continuing operations	(147)	(880)	733	(10)	(329)	319
Cash provided by (used in) discontinued operations	1	(54)	55	10	184	(174)

Net increase (decrease) in cash and cash equivalents	(146)	(934)	788	-	(145)	145
Cash and cash equivalents at beginning of period	526	1,511	(985)	380	722	(342)

Cash and cash equivalents at end of period	380	577	(197)	380	577	(197)

Other information

Capital expenditures as a percentage of revenues	18.4%	17.3%	(1.1) pts	16.8%	16.0%	(0.8) pts
Cash flow per share(5)	$0.58	$0.32	$0.26	$0.80	$0.95	$(0.15)
Annualized cash flow yield(6)	6.6%	5.5%	1.1 pts	4.2%	7.1%	(2.9) pts
Common dividend payout	54.2%	50.0%	4.2 pts	56.2%	54.1%	2.1 pts

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 7

BCE Consolidated
Consolidated Cash Flow Data — Historical Trend

($ millions, except where otherwise indicated)	YTD 2005	Q2 05	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Cash flows from operating activities	1,073	581	492	1,498	367	102	544	485
Earnings from continuing operations
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	1,565	792	773	3,108	803	769	769	767
Net benefit plans cost	207	104	103	256	67	61	65	63
Restructuring and other items	1	5	(4)	1,224	126	1,081	14	3
Net (gains) losses on investments	(34)	(32)	(2)	(319)	12	(325)	(1)	(5)
Future income taxes	174	65	109	(34)	62	(183)	33	54
Non-controlling interest	136	73	63	174	40	47	39	48
Contributions to employee pension plans	(128)	(34)	(94)	(112)	(24)	(32)	(27)	(29)
Other employee future benefit plan payments	(45)	(22)	(23)	(81)	(22)	(13)	(22)	(24)
Payments of restructuring and other items	(129)	(28)	(101)	(253)	(214)	(12)	(8)	(19)
Operating assets and liabilities	(431)	(54)	(377)	58	90	333	(282)	(83)

	2,389	1,450	939	5,519	1,307	1,828	1,124	1,260

Capital expenditures	(1,651)	(914)	(737)	(3,364)	(1,046)	(811)	(826)	(681)
Other investing activities	(26)	(11)	(15)	124	(9)	(2)	116	19
Cash dividends paid on preferred shares	(43)	(22)	(21)	(85)	(21)	(21)	(21)	(22)
Cash dividends paid by subsidiaries to non-controlling interest	(110)	(60)	(50)	(188)	(49)	(44)	(52)	(43)

Free Cash Flow from operations, before common dividends (2)	559	443	116	2,006	182	950	341	533
Cash dividends paid on common shares	(583)	(305)	(278)	(1,108)	(277)	(277)	(277)	(277)

Free Cash Flow from operations, after common dividends (2)	(24)	138	(162)	898	(95)	673	64	256
Business acquisitions	(118)	(35)	(83)	(1,299)	(347)	(646)	(247)	(59)
Business dispositions	-	-	-	20	-	4	-	16
Increase in cost and equity investments	(141)	(13)	(128)	(58)	(38)	(12)	(8)	-
Decrease in cost and equity investments	7	5	2	713	-	707	-	6

Free Cash Flow after investments and divestitures	(276)	95	(371)	274	(480)	726	(191)	219

Other financing activities
Increase (decrease) in notes payable and bank advances	186	341	(155)	130	7	173	(69)	19
Issue of long-term debt	991	206	785	1,521	111	10	74	1,326
Repayment of long-term debt	(831)	(747)	(84)	(2,391)	(641)	(98)	(718)	(934)
Issue of common shares	13	4	9	32	16	8	4	4
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	-	-	-	8	1	-	-	7
Redemption of equity securities by subsidiaries from non-controlling interest	(38)	(21)	(17)	(58)	-	(4)	(12)	(42)
Other financing activities	(55)	(25)	(30)	(51)	(17)	(18)	32	(48)

	266	(242)	508	(809)	(523)	71	(689)	332

Cash provided by (used in) continuing operations	(10)	(147)	137	(535)	(1,003)	797	(880)	551
Cash provided by (used in) discontinued operations	10	1	9	193	(3)	12	(54)	238

Net increase (decrease) in cash and cash equivalents	-	(146)	146	(342)	(1,006)	809	(934)	789
Cash and cash equivalents at beginning of period	380	526	380	722	1,386	577	1,511	722

Cash and cash equivalents at end of period	380	380	526	380	380	1,386	577	1,511

Consists of:
Cash and cash equivalents of continuing operations	380	380	526	380	380	1,386	577	1,135
Cash and cash equivalents of discontinued operations	-	-	-	-	-	-	-	376

Total	380	380	526	380	380	1,386	577	1,511

Other Information

Capital expenditures as a percentage of revenues	16.8%	18.4%	15.2%	17.5%	21.0%	17.0%	17.3%	14.7%
Cash flow per share (5)	$ 0.80	$ 0.58	$ 0.22	$ 2.33	$ 0.28	$ 1.10	$ 0.32	$ 0.63
Annualized cash flow yield (6)	4.2%	6.6%	1.7%	7.5%	2.7%	15.1%	5.5%	8.4%
Common dividend payout	56.2%	54.2%	58.6%	72.8%	66.4%	337.8%	50.0%	58.9%

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 8

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At June 30, 2005 ($ millions, except where otherwise indicated)	Bell Canada (excl. Aliant)	Aliant	Bell Canada Statutory	Inter- company eliminations	Total Bell Canada	BCE Inc. Corporate

Cash and cash equivalents	150	(319)	(169)		(169)	3
Long-term debt	9,131	892	10,023	(360)	9,663	2,000
Debt due within one year	1,344	156	1,500	(232)	1,268	-
Long-term note receivable from BCH	(498)	-	(498)	498	-	-
PPA fair value increment(7)					107	-

Net debt	10,127	729	10,856	(94)	10,869	2,003
Preferred shares - Bell Canada (8)	1,100		1,100		1,100	-
Preferred shares - Aliant (8)		172	172		172	-
Perpetual Preferred shares - BCE	-	-	-		-	1,670
Nortel common shares at market	-	-	-		-	(47)

Net debt and preferreds	11,227	901	12,128	(94)	12,141	3,626

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended June 30, 2005 ($ millions, except where otherwise indicated)	% owned by BCE	Proportionate net debt and preferreds		TOTAL EBITDA					PROPORTIONATE EBITDA

				Q2 05	Q1 05	Q4 04	Q3 04	Trailing	Q2 05	Q1 05	Q4 04	Q3 04	Trailing

Bell Canada (excluding Aliant)	100%	11,240	A	1,618	1,605	1,469	1,669	6,361	1,618	1,605	1,469	1,669	6,361
Aliant	53.0%	477		221	210	210	187	828	117	112	112	99	440

Total Bell Canada Consolidated		11,717		1,839	1,815	1,679	1,856	7,189	1,735	1,717	1,581	1,768	6,801
OtherBCE
Bell Globemedia	68.5%	350		114	83	124	43	364	68	49	73	22	212
Telesat	100%	245		71	63	60	60	254	71	63	60	60	254
CGI	29.5%	29	B	37	37	40	38	152	37	37	40	38	152
Corporate and other	100%	3,619		(39)	(37)	(47)	(35)	(158)	(39)	(37)	(47)	(35)	(158)

Total Other BCE		4,243		183	146	177	106	612	137	112	126	85	460
Inter-segment eliminations				(21)	(23)	(25)	(26)	(95)	(21)	(23)	(25)	(26)	(95)

Total		15,960		2,001	1,938	1,831	1,936	7,706	1,851	1,806	1,682	1,827	7,166

A Bell Canada (excl. Aliant) net debt and preferred of $11,227 million less $94 million of inter-company eliminations plus $107 million upon consolidation (PPA fair value increment).
B CGI is proportionately consolidated

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 9

Bell Canada Consolidated (1)
Operational Data

($ millions, except where otherwise indicated)	Q2 2005	Q2 2004	$ change	% change	YTD June 2005	YTD June 2004		$ change	% change

Revenues
Local and access	1,368	1,401	(33)	(2.4%)	2,736		2,780	(44)	(1.6%)
Long distance	518	572	(54)	(9.4%)	1,056		1,178	(122)	(10.4%)
Wireless	771	698	73	10.5%	1,484		1,349	135	10.0%
Data	966	870	96	11.0%	1,917		1,762	155	8.8%
Video	236	211	25	11.8%	457		418	39	9.3%
Terminal sales and other	399	420	(21)	(5.0%)	817		791	26	3.3%

Total operating revenues	4,258	4,172	86	2.1%	8,467		8,278	189	2.3%
Operating expenses	(2,419)	(2,351)	(68)	(2.9%)	(4,813)		(4,702)	(111)	(2.4%)

EBITDA	1,839	1,821	18	1.0%	3,654		3,576	78	2.2%

EBITDA margin (%)	43.2%	43.6%		(0.4) pts	43.2%		43.2%		0.0 pts

Amortization expense	(746)	(733)	(13)	(1.8%)	(1,478)		(1,465)	(13)	(0.9%)
Net benefit plans cost	(107)	(58)	(49)	(84.5%)	(213)		(118)	(95)	(80.5%)
Restructuring and other items	(5)	(13)	8	n.m.	-		(16)	16	n.m.

Operating income	981	1,017	(36)	(3.5%)	1,963		1,977	(14)	(0.7%)
Other income	13	19	(6)	(31.6%)	24		49	(25)	(51.0%)
Interest expense	(206)	(216)	10	4.6%	(412)		(436)	24	5.5%

Pre-tax earnings	788	820	(32)	(3.9%)	1,575		1,590	(15)	(0.9%)
Income taxes	(178)	(245)	67	27.3%	(407)		(441)	34	7.7%
Non-controlling interest	(17)	9	(26)	n.m.	(33)		(1)	(32)	n.m.

Net Earnings	593	584	9	1.5%	1,135		1,148	(13)	(1.1%)
Dividends on preferred shares	(13)	(17)	4	23.5%	(27)	-	(33)	6	18.2%

Net earnings applicable to common shares	580	567	13	2.3%	1,108		1,115	(7)	(0.6%)

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	1,467	1,089	378	34.7%	2,327		2,284	43	1.9%
Capital expenditures	(847)	(715)	(132)	(18.5%)	(1,513)		(1,305)	(208)	(15.9%)
Dividends and distributions	(453)	(437)	(16)	(3.7%)	(875)		(940)	65	6.9%
Other investing items	4	(1)	5	n.m.	-		(8)	8	n.m.

Total	171	(64)	235	n.m.	(61)		31	(92)	n.m.

Capital expenditures as a percentage of revenues (%)	19.9%	17.1%		(2.8) pts	17.9%		15.8%		(2.1) pts

Balance Sheet Information	June 30	Dec. 31
	2005	2004

Net Debt
Long-term debt	10,023	9,166
Debt due within one year	1,500	1,352
Less: Cash and cash equivalents	(169)	(32)

Total Net Debt	11,354	10,486
Non-controlling interest	1,162	1,229
Total shareholders' equity	9,957	9,670

Total Capitalization	22,473	21,385

Net Debt: Total Capitalization	50.5%	49.0%
Net Debt: Trailing 12 month EBITDA	1.58	1.47
EBITDA : Interest (trailing 12 month)	8.57	8.24

BCE Inc.    Supplementary Financial Information - Second Quarter 2005    Page 10

Bell Canada Consolidated (1)
Operational Data - Historical Trend

($ millions, except where otherwise indicated)	YTD 2005	Q2 05	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Revenues
Local and access	2,736	1,368	1,368	5,572	1,397	1,395	1,401	1,379
Long distance	1,056	518	538	2,327	560	589	572	606
Wireless	1,484	771	713	2,818	742	727	698	651
Data	1,917	966	951	3,640	963	915	870	892
Video	457	236	221	850	219	213	211	207
Terminal sales and other	817	399	418	1,580	422	367	420	371

Total operating revenues	8,467	4,258	4,209	16,787	4,303	4,206	4,172	4,106
Operating expenses	(4,813)	(2,419)	(2,394)	(9,676)	(2,624)	(2,350)	(2,351)	(2,351)

EBITDA	3,654	1,839	1,815	7,111	1,679	1,856	1,821	1,755

EBITDA margin (%)	43.2%	43.2%	43.1%	42.4%	39.0%	44.1%	43.6%	42.7%

Amortization expense	(1,478)	(746)	(732)	(2,962)	(763)	(734)	(733)	(732)
Net benefit plans cost	(213)	(107)	(106)	(235)	(62)	(55)	(58)	(60)
Restructuring and other items	-	(5)	5	(1,219)	(123)	(1,080)	(13)	(3)

Operating income (loss)	1,963	981	982	2,695	731	(13)	1,017	960
Other income	24	13	11	183	20	114	19	30
Interest expense	(412)	(206)	(206)	(863)	(212)	(215)	(216)	(220)

Pre-tax earnings (loss)	1,575	788	787	2,015	539	(114)	820	770
Income taxes	(407)	(178)	(229)	(506)	(140)	75	(245)	(196)
Non-controlling interest	(33)	(17)	(16)	9	8	2	9	(10)

Net earnings (loss) before extraordinary gain	1,135	593	542	1,518	407	(37)	584	564
Extraordinary gain	-	-	-	69	69	-	-	-

Net earnings	1,135	593	542	1,587	476	(37)	584	564
Dividends on preferred shares	(27)	(13)	(14)	(60)	(11)	(16)	(17)	(16)

Net earnings applicable to common shares	1,108	580	528	1,527	465	(53)	567	548

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	2,327	1,467	860	5,333	1,293	1,756	1,089	1,195
Capital expenditures	(1,513)	(847)	(666)	(3,026)	(985)	(736)	(715)	(590)
Dividends and distributions	(875)	(453)	(422)	(1,736)	(351)	(445)	(437)	(503)
Other investing items	-	4	(4)	(15)	(8)	1	(1)	(7)

Total	(61)	171	(232)	556	(51)	576	(64)	95

Capital expenditures as a percentage of revenues (%)	17.9%	19.9%	15.8%	18.0%	22.9%	17.5%	17.1%	14.4%

Balance Sheet Information		June 30	March 31	Dec. 31
		2005	2005	2004

Net Debt
Long-term debt		10,023	9,657	9,166
Debt due within one year		1,500	1,634	1,352
Less: Cash and cash equivalents		(169)	(308)	(32)

Total Net Debt		11,354	10,983	10,486
Non-controlling interest		1,162	1,202	1,229
Total shareholders' equity		9,957	9,796	9,670

Total Capitalization		22,473	21,981	21,385

Net Debt: Total Capitalization		50.5%	50.0%	49.0%
Net Debt : Trailing 12 month EBITDA		1.58	1.53	1.47
EBITDA : Interest (trailing 12 month)		8.57	8.45	8.24

BCE Inc.    Supplementary Financial Information - Second Quarter 2005    Page 11

Bell Canada Consolidated (1)
Statistical Data

	Q2 2005	Q2 2004	% change	YTD June 2005	YTD June 2004	% change

Wireline

Local
Network access services (k)
Residential	8,189	8,390	(2.4%)	8,189	8,390	(2.4%)
Business	4,511	4,548	(0.8%)	4,511	4,548	(0.8%)

Total	12,700	12,938	(1.8%)	12,700	12,938	(1.8%)

SmartTouch feature revenues ($M)	225	235	(4.3%)	452	472	(4.2%)

Long Distance (LD)
Conversation minutes (M)	4,667	4,498	3.8%	9,255	9,076	2.0%
Average revenue per minute ($)	0.101	0.118	(14.4%)	0.104	0.119	(12.6%)

Data

Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)	4,634	4,083	13.5%	4,634	4,083	13.5%

Internet subscribers (10) (k)
High Speed Internet net activations (k)	92	65	41.5%	220	175	25.7%
High Speed Internet subscribers (k)	2,028	1,633	24.2%	2,028	1,633	24.2%
Dial-up Internet subscribers (k)	666	807	(17.5%)	666	807	(17.5%)

	2,694	2,440	10.4%	2,694	2,440	10.4%

Wireless
Cellular & PCS net activations (k)
Pre-paid	29	17	70.6%	71	40	77.5%
Post-paid	117	78	50.0%	112	147	(23.8%)

	146	95	53.7%	183	187	(2.1%)

Cellular & PCS subscribers (k)
Pre-paid	1,272	1,099	15.7%	1,272	1,099	15.7%
Post-paid	3,836	3,500	9.6%	3,836	3,500	9.6%

	5,108	4,599	11.1%	5,108	4,599	11.1%

Average revenue per unit (ARPU) ($/month)	50	50	0.0%	48	48	0.0%
Pre-paid	16	11	45.5%	13	11	18.2%
Post-paid	61	62	(1.6%)	59	60	(1.7%)

Churn (%) (average per month)	1.6%	1.3%	(0.3) pts	1.6%	1.3%	(0.3) pts
Pre-paid	2.1%	1.9%	(0.2) pts	2.0%	1.8%	(0.2) pts
Post-paid	1.4%	1.1%	(0.3) pts	1.5%	1.1%	(0.4) pts

Usage per subscriber (min/month)	262	257	1.9%	247	241	2.5%
Cost of acquisition (COA) (11) ($/sub)	401	413	2.9%	389	434	10.4%
Wireless EBITDA ($ millions)	333	317	5.0%	633	579	9.3%
Wireless EBITDA margin (12)	42.4%	44.9%	(2.5) pts	41.9%	42.3%	(0.4) pts
Wireless capital expenditures ($ millions)	118	77	(53.2%)	182	142	(28.2%)
Wireless capital expenditures as a percentage of revenue	15.3%	11.0%	(4.3) pts	12.2%	10.5%	(1.7) pts

Paging subscribers (k)	385	469	(17.9%)	385	469	(17.9%)
Paging average revenue per unit ($/month)	10	10	0.0%	12	10	20.0%

Video (DTH and VDSL)

Total subscribers (k)	1,595	1,427	11.8%	1,595	1,427	11.8%
Net subscriber activations (k)	63	24	162.5%	92	40	130%
ARPU ($/month)	50	49	2.0%	49	49	0.0%
COA ($/sub)	462	570	18.9%	466	610	23.6%
Video EBITDA ($ millions)	6	-	n.m	10	1	n.m
Churn (%) (average per month)	0.9%	1.0%	0.1 pts	0.8%	1.0%	0.2 pts

BCE Inc    Supplementary Financial Information - Second Quarter 2005    Page 12

Bell Canada Consolidated (1)
Statistical Data — Historical Trend

	YTD 2005	Q2 05	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Wireline

Local

Network access services (k)
Residential		8,189	8,332		8,392	8,427	8,390	8,476
Business		4,511	4,513		4,513	4,535	4,548	4,541

Total		2,700	12,845		12,905	12,962	12,938	13,017

SmartTouch feature revenues (SM)	452	225	227	939	233	234	235	237

Long Distance (LD)
Conversation minutes (M)	9,255	4,667	4,588	18,070	4,559	4,435	4,498	4,578
Average revenue per minute ($)	0.104	0.101	0.107	0.117	0.109	0.120	0.118	0.120

Data

Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)		4,634	4,469		4,335	4,197	4,083	3,983

Internet subscribers (10) (k)
High Speed Internet net activations (k)	220	92	128	350	91	84	65	110

High Speed Internet subscribers (k)		2,028	1,936		1,808	1,717	1,633	1,568
Dial-up Internet subscribers (k)		666	696		743	775	807	836

		2,694	2,632		2,551	2,492	2,440	2,404

Wireless

Cellular & PCS net activations (k)
Pre-paid	71	29	42	142	88	14	17	23
Post-paid	112	117	(5)	371	129	95	78	69

	183	146	37	513	217	109	95	92

Cellular & PCS subscribers (k)
Pre-paid		1,272	1,243		1,201	1,113	1,099	1,082
Post-paid		3,836	3,719		3,724	3,595	3,500	3,422

		5,108	4,962		4,925	4,708	4,599	4,504

Average revenue per unit (ARPU) ($/month)	48	50	46	49	50	50	50	47
Pre-paid	13	16	11	12	13	12	11	11
Post-paid	59	61	57	61	61	63	62	59

Churn (%) (average per month)	1.6%	1.6%	1.6%	1.3%	1.4%	1.2%	1.3%	1.3%
Pre-paid	2.0%	2.1%	1.8%	1.9%	1.9%	1.9%	1.9%	1.7%
Post-paid	1.5%	1.4%	1.6%	1.1%	1.2%	1.0%	1.1%	1.1%

Usage per subscriber (min/month)	247	262	232	248	252	258	257	224
Cost of acquisition (COA)(11) ($/sub)	389	401	373	411	402	381	413	455
Wireless EBITDA ($ millions)	633	333	300	1,187	274	334	317	262
Wireless EBITDA margin (12)	41.9%	42.4%	41.4%	41.5%	36.2%	45.4%	44.9%	39.6%
Wireless capital expenditures ($ millions)	182	118	64	362	125	95	77	65
Wireless capital expenditures as a percentage of revenue	12.2%	15.3%	9.0%	12.8%	16.8%	13.1%	11.0%	10.0%

Paging subscribers (k)		385	404		427	449	469	493
Paging average revenue per unit ($/month)	12	10	15	10	9	10	10	10

Video (DTH and VDSL)

Total subscribers (k)		1,595	1,532		1,503	1,460	1,427	1,403
Net subscriber activations (k)	92	63	29	116	43	33	24	16
ARPU ($/month)	49	50	48	49	49	48	49	48
COA ($/sub)	466	462	473	571	537	548	570	661
Video EBITDA ($ millions)	10	6	4	(19)	(4)	(16)	-	1
Churn (%) (average per month)	0.8%	0.9%	0.8%	1.0%	0.8%	1.1%	1.0%	0.9%

BCE Inc.     Supplementary Financial Information - Second Quarter 2005    Page 13

Accompanying Notes

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation.

(2)	Non-GAAP Financial Measures

EBITDA
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

EPS before net gains (losses) on investments and restructuring and other items
The term, EPS (earnings per share) before net gains (losses) on investments and restructuring and other items, does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use EPS before net gains (losses) on investments and restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 14

Accompanying Notes (continued)

(3)	EBITDA margin is calculated as follows:

EBITDA
Operating revenues

(4)	Effective Q2 2005 the total Wireless capital expenditures are segregated between the Consumer and Business segments. Prior quarters have been restated accordingly.

(5)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures
Average number of common shares outstanding during the period

(6)	Annualized cash flow yield is calculated as follows:

Free cash flow from operations before common dividends
Number of common shares outstanding at end of period multiplied by share price at end of period

Note: to annualize, multiply the most recent quarter's resultant by 4.

(7)
Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($3 million in Q2 2005) over the remaining terms of the related long-term debt.

(8)	At the BCE Consolidated level, Third Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(9)
Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(10)	High Speed Internet subscribers include Consumer, Business and Wholesale. Dial-up Internet subscribers include Consumer and Business.

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 15

Accompanying Notes (continued)

(11)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

(12)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

BCE Inc. Supplementary Financial Information - Second Quarter 2005 Page 16

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables below are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

RECONCILATION OF NET EARNINGS

	Three months		Six months
For the period ended June 30
($ million, except share amounts) (unaudited)	2005	2004	2005	2004

Canadian GAAP - Earnings from continuing operations	581	544	1,073	1,029
Adjustments
Deferred costs (a)	1	2	3	6
Employee future benefits (b)	(12)	(21)	(24)	(41)

United States GAAP - Earnings from continuing operations	570	525	1,052	994
Discontinued operations - United States GAAP (h)	-	84	(1)	88

United States GAAP - Net earnings	570	609	1,051	1,082
Dividends on preferred shares (i)	(21)	(22)	(42)	(46)

United States GAAP - Net earnings applicable to common shares	549	587	1,009	1,036

Other comprehensive earnings items
Change in currency translation adjustment	1	-	4	15
Change in unrealized gain (loss) on investments (g)	89	195	81	213

Comprehensive earnings	639	782	1,094	1,264

Net earnings per common share - basic
Continuing operations	0.59	0.54	1.09	1.02
Discontinued operations	0.00	0.10	0.00	0.11
Net earnings	0.59	0.64	1.09	1.13
Net earnings per common share - diluted
Continuing operations	0.59	0.54	1.09	1.02
Discontinued operations	0.00	0.09	0.00	0.09
Net earnings	0.59	0.63	1.09	1.11
Dividends per common share	0.33	0.30	0.66	0.60
Average number of common shares
outstanding (millions)	926.6	924.3	926.4	924.2

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30	December 31
($ millions) (unaudited)	2005	2004

Currency translation adjustment	(52)	(56)
Unrealized gain (loss) on investments (g)	85	4
Additional minimum liability for pensions (b)	(193)	(193)

Accumulated Other Comprehensive loss	(160)	(245)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	June 30	December 31
	2005	2004

Canadian GAAP	14,478	14,024
Adjustments
Deferred costs (a)	(62)	(67)
Employee future benefits (b)	(592)	(543)
Gain on disposal of investments and on reduction
of ownership in subsidiary companies (c)	163	163
Other	103	114
Tax effect of the above adjustments (e)	103	81
Non-controlling interest effect of the above adjustments (f)	100	95
Unrealized gain (loss) on investments (g)	85	4

United States GAAP	14,378	13,871

DESCRIPTION OF UNITED STATES GAAP ADJUSTMENTS

(a) Deferred costs
Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Employee future benefits
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP.

2

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(c) Gains or losses on investments
Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, may cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(d) Equity income
Under Canadian GAAP, we account for our joint venture investments, which are mainly comprised of CGI Group Inc., using the proportionate consolidation method. Under United States GAAP, we account for our joint venture investments using the equity method. There is no impact on net earnings.

Our proportionate share of our joint ventures’ operating results was as follows:

	Three months		Six months
For the period ended June 30
($ millions) (unaudited)	2005	2004	2005	2004

Operating revenues
External	233	209	472	388
Inter-segment	44	38	79	74

Total revenues	277	247	551	462
Operating expenses
External	(236)	(202)	(464)	(380)
Inter-segment	(11)	(8)	(24)	(14)

Total	(247)	(210)	(488)	(394)
Amortization expense	(17)	(12)	(31)	(22)

Total operating expenses	(264)	(222)	(519)	(416)

Operating income	13	25	32	46
Other income (expense)	5	1	5	2
Interest expense	(2)	(1)	(4)	(2)

Earnings from continuing operations before income taxes	16	25	33	46
Income taxes	(5)	(9)	(13)	(17)

Earnings from continuing operations	11	16	20	29
Discontinued operations	-	3	(1)	3

Net earnings	11	19	19	32

(e) Income taxes
The income tax adjustment represents the impact the United States GAAP adjustments that we describe above have on income taxes. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

•	income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP
•	only enacted income tax rates are used under United States GAAP.

(f) Non-controlling interest
The non-controlling interest adjustment represents the impact the United States GAAP adjustments that we describe above have on non-controlling interest.

(g) Change in unrealized gain (loss) on investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as “available-for-sale” under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive loss, net of tax.

(h) Discontinued operations
Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

3

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(i) Accounting for stock-based compensation
In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25.

We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.

The table below shows the stock-based compensation expense and pro forma net earnings using the Black-Scholes pricing model.

	Three months		Six months

For the period ended June 30 (unaudited)	2005	2004	2005	2004

Net earnings, as reported	570	609	1,051	1,082
Compensation cost included in net earnings	4	14	19	24
Total compensation cost	(4)	(17)	(20)	(29)

Pro forma net earnings	570	606	1,050	1,077

Pro forma net earnings per common share - basic	0.59	0.63	1.09	1.11
Pro forma net earnings per common share - diluted	0.59	0.63	1.09	1.11

(j) Accounting for derivative instruments and hedging activities (SFAS No. 133)
On January 1, 2001, we adopted SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS No. 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings.

We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. After the settlement, all of our derivative contracts qualify for hedge accounting.

Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP.

4

Certification of Interim Filings
during Transition Period

          I, Michael J. Sabia, President and Chief Executive Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending June 30, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 3, 2005	By:	(signed) Michael J. Sabia

Michael J. Sabia President and Chief Executive Officer BCE Inc.

Certification of Interim Filings
during Transition Period

          I, Siim A. Vanaselja, Chief Financial Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending June 30, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 3, 2005	By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer BCE Inc.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Siim A. Vanaselja

Siim A. Vanaselja
Chief Financial Officer

Date: August 3, 2005